Exhibit (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Class A Common Stock
(including the Associated Series A Junior
Participating Preferred Stock Purchase Rights)
of
VistaCare, Inc.
at
$8.60 Net Per Share in Cash
by
OHC Investment, Inc.
a wholly-owned subsidiary of
Odyssey HealthCare Holding Company
a wholly-owned subsidiary of
Odyssey HealthCare, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 27, 2008 UNLESS THE OFFER IS EXTENDED.

OHC Investment, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Odyssey HealthCare Holding Company (“Parent”), which is a wholly-owned subsidiary of Odyssey HealthCare, Inc., is offering to purchase for cash all outstanding shares of class A common stock, par value $0.01 per share (including the associated Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement, dated as of August 18, 2004, as amended as of the date hereof, between VistaCare, Inc., a Delaware corporation (“VistaCare”), and Computershare Trust Company, N.A., formerly known as Equiserve Trust Company, N.A., the “Shares”), of VistaCare, at a price of $8.60 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase dated January 30, 2008 (this “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 15, 2008, by and among Parent, Purchaser and VistaCare (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into VistaCare (the “Merger”) with VistaCare surviving the Merger as a wholly-owned subsidiary of Parent.

According to VistaCare’s public filings, VistaCare’s Board of Directors unanimously recommends that holders of Shares accept the Offer, tender their Shares into the Offer, and, to the extent required by the General Corporation Law of the State of Delaware, approve the Merger and adopt the Merger Agreement.

There is no financing condition to the Offer. The Offer is, however, subject to various other conditions. A summary of the principal terms of the Offer appears on pages 1 through 5.

IMPORTANT

If you wish to tender all or any of your Shares prior to the expiration of the Offer, you should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal included with this Offer to Purchase, have your signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or a facsimile thereof), or deliver such Shares pursuant to the procedures for book-entry transfers set forth in Section 3 of this Offer to Purchase, or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares.

A stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase.

Any questions and requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent for the Offer, at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

ii

iii

SUMMARY TERM SHEET

This summary term sheet highlights certain material provisions of the Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and the information contained in this summary term sheet is qualified in its entirety by the complete terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal. The following are some of the questions you, as a stockholder of VistaCare, Inc., a Delaware corporation (“VistaCare”), may have and answers to those questions. You are urged to carefully read this entire Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) before making any decision on whether to tender your Shares.

Unless the context requires otherwise, all references in this Summary Term Sheet to “Purchaser,” “we,” “us,” or “our” are to OHC Investment, Inc.

Who is offering to purchase my Shares of VistaCare’s Class A Common Stock?

•	Purchaser is offering to purchase your shares of class A common stock, par value $0.01 per share (“class A common stock”) (together with the associated Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement (the “Rights Agreement”), dated as of August 18, 2004, as amended as of the date hereof, between VistaCare and Computershare Trust Company, N.A., formerly known as Equiserve Trust Company, N.A., the “Shares”). Purchaser was formed by Odyssey HealthCare Holding Company (“Parent”) solely for purposes of entering into a transaction with, and acquiring control of, VistaCare, and consummating the Offer and the other transactions contemplated by the Agreement and Plan of Merger, dated as of January 15, 2008, by and among Parent, Purchaser and VistaCare (the “Merger Agreement”). Purchaser has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. Purchaser was incorporated in Delaware in December 2007. Parent is a wholly-owned subsidiary of Odyssey HealthCare, Inc. (“Odyssey”), one of the largest providers of hospice care in the United States.

•	See Section 9 for more information on Purchaser and its affiliates.

What are we seeking to purchase, at what price, and do I have to pay any brokerage or similar fees to tender?

•	We are offering to purchase all outstanding Shares at a price of $8.60 net per Share in cash (subject to applicable withholding taxes) without interest thereon (the “Offer Price”), upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal. On January 15, 2008, the last full trading day before we announced the Merger Agreement, the closing price of the Shares on The Nasdaq Global Market was $7.01 per Share. The proposed price of $8.60 per Share represents an approximate 23% premium over the closing price on January 15, 2008. On January 28, 2008, the last trading day before the printing of these materials, the closing price of the Shares on The Nasdaq Global Market was $8.45 per Share.

•	If you are the record owner of your Shares and you tender your Shares to Purchaser in the Offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee to tender. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

•	See the Introduction, Section 6 and Section 16 for more information.

Why are we making the Offer?

•	We are making the Offer because we believe it is the most efficient method for obtaining control of, and acquiring the entire equity in, VistaCare. Under the Merger Agreement, we are required to commence the Offer as the first step in our plan to acquire all of the outstanding Shares, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into VistaCare (the “Merger”) with VistaCare surviving the Merger as a wholly-owned subsidiary of Parent. Our two-step structure allows stockholders to receive consideration for their Shares more promptly.

•	See the Introduction and Section 11 for more information.

How long do I have to decide whether to tender into the Offer?

•	You have initially until the expiration of the Offer to tender your Shares. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, on February 27, 2008. If the Offer is extended, we will issue a press release announcing the extension on or before 9:00 a.m., New York City time, on the first business day following the date on which the Offer was scheduled to expire.

•	The Offer may also be extended through a subsequent offering period after the completion of a purchase of Shares tendered in the Offer, assuming satisfaction of the Minimum Condition (described below). A subsequent offering period is an additional period of time beginning after we have completed the purchase of Shares tendered during the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the same consideration paid in the Offer. We do not currently intend to provide a subsequent offering period, but reserve the right to do so. See Section 1 for more information.

What are the conditions to the Offer?

•	We are not obligated to purchase any tendered Shares if:

•	a number of Shares has not been validly tendered and not properly withdrawn prior to the expiration of the Offer which, when taken together with the Shares, if any, owned by Parent, Purchaser or any of their affiliates, represents at least a majority of the total number of Shares outstanding on a “fully diluted basis” (which assumes conversion or exercise of all options to purchase Shares and other securities convertible into or exercisable or exchangeable for Shares) (the “Minimum Condition”);

•	as of the expiration of the Offer, any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) have not expired or been terminated or any restrictive order or other requirements have been placed on VistaCare, Parent, Purchaser or the surviving corporation of the Merger in connection with the HSR Act;

•	after January 15, 2008 and prior to the date Purchaser accepts for payment and pays for all Shares validly tendered and not properly withdrawn (the “Acceptance Date”), any of the following events has occurred and is continuing:

•	there is pending any law, proceeding, action, suit or litigation by any governmental entity that seeks to:

•	challenge the acquisition by Parent, Purchaser or any of their respective affiliates of Shares pursuant to the Offer,

•	restrain, prohibit or delay the making or consummation of the Offer or the Merger,

•	make the purchase of or payment for some or all of the Shares pursuant to the Offer or the Merger illegal,

•	impose material limitations on the ability of Parent, Purchaser, VistaCare or any of their respective affiliates to acquire or hold, or to require Parent, Purchaser, VistaCare or any of their respective affiliates to dispose of or hold separate, any material portion of their assets or business,

•	impose material limitations on the ability of Parent, Purchaser, VistaCare or any of their respective affiliates to continue to conduct, own or operate, as conducted, owned or operated prior to January 15, 2008, all or any material portion of their businesses or assets,

•	impose or result in material limitations on the ability of Parent, Purchaser or any of their respective affiliates to exercise full rights of ownership of the Shares purchased by them, including the right to vote the Shares purchased by them on any or all matters properly presented to the stockholders of VistaCare, or

•	prohibit or restrict in a material manner the financing of any of the transactions contemplated by the Merger Agreement;

•	the Merger Agreement has been terminated by VistaCare, Purchaser or Parent in accordance with its terms;

•	any of the representations and warranties of VistaCare set forth in the Merger Agreement relating to capitalization, rights to acquire capital stock, the Rights Agreement, certain approval rights relating to the Merger or the required vote of the holders of capital stock of VistaCare is not true and correct in all respects (except, in the case of the representations and warranties relating to capitalization and rights to acquire capital stock, to the extent that the value of any inaccuracies thereof do not individually or in the aggregate exceed $500,000 as determined utilizing the Offer Price), in each case at and as of January 15, 2008 and at and as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such date);

•	any of the representations and warranties of VistaCare set forth in the Merger Agreement (other than the representations and warranties described in the preceding bullet point) is not true and correct in each case at and as of January 15, 2008 and at and as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement and Section 11 of this Offer to Purchase);

•	VistaCare has failed to perform in all material respects (provided that any obligation the performance of which is subject to materiality, Company Material Adverse Effect or similar qualification will not be so qualified for purposes of determining the existence of any nonperformance thereof) any obligation or has failed to comply in all material respects with any covenant or agreement required by the Merger Agreement to be performed or complied with by VistaCare prior to the expiration of the Offer and such failure to perform has not been cured prior to the expiration of the Offer;

•	there has occurred any fact, condition, circumstance, event, change, effect or occurrence which has had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect;

•	VistaCare has failed to deliver a certificate to Parent immediately prior to the date on which Purchaser accepts validly tendered Shares for payment, signed by VistaCare’s Chief Executive Officer or Chief Financial Officer certifying, solely in his capacity as an officer of VistaCare without personal liability, to the effect that the conditions regarding the accuracy of VistaCare’s representations and warranties and the performance by VistaCare of its obligations under the Merger Agreement have been satisfied, and also that no Company Material Adverse Effect has occurred; or

•	VistaCare has failed to comply with its obligations to grant to Parent and Purchaser an option to acquire shares of class A common stock that, when added to the shares of class A common stock owned by Parent and Purchaser, constitutes one share more than 90% of the number of shares of class A common stock that will be outstanding immediately after such issuance.

•	More information on the conditions to the consummation of the Offer may be found in the Introduction and Section 14.

Does Purchaser have the financial resources to pay the purchase price in the Offer?

•	Yes. The Offer is not subject to any financing condition. Odyssey has obtained financing commitments from General Electric Capital Corporation to fund a portion of the purchase of the Shares in the Offer, with the remainder of the purchase price to be funded out of Odyssey’s existing cash balances. See Section 12 for more information.

Can I tender Shares I hold through VistaCare’s Employee Stock Purchase Plan?

•	Yes. Participants in the VistaCare, Inc. 2002 Employee Stock Purchase Plan (the “Purchase Plan”) are eligible to tender Shares they hold that have been issued to their accounts under the Purchase Plan. In order to tender their Shares, participants in the Purchase Plan must comply with separate instructions and procedures provided by Computershare Trust Company, N.A., the servicing agent for the Purchase Plan.

•	Participants who choose to tender Shares in their Purchase Plan accounts should be mindful of special holding periods that apply to Purchase Plan Shares. A sale of Shares prior to the satisfaction of these holding periods can cause a “disqualifying disposition” under the tax rules and result in less favorable taxation of the participant than might otherwise apply. Participants in the Purchase Plan are encouraged to review Section 5 of this Offer to Purchase and to consult their tax advisors about the tax consequences of tendering Shares held in their Purchase Plan accounts.

How do I accept the Offer and tender my Shares?

•	To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the time the Offer expires. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), the Shares can be tendered by your nominee through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three trading days under The Nasdaq Global Market. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. See Section 3 for more information.

If I accept the Offer, when will I get paid?

•	If the conditions to the Offer as set forth in the Introduction and Section 14 are satisfied and we consummate the Offer and accept your Shares for payment, you will receive a check in an amount equal to the product of the number of Shares you tendered multiplied by the Offer Price (subject to adjustment for applicable withholding taxes), promptly following expiration of the Offer. See Section 2 for more information.

Can I withdraw my previously tendered Shares?

•	You may withdraw all or a portion of your tendered Shares by delivering written, telegraphic or facsimile notice to the Depositary prior to the expiration of the Offer. Further, if we have not agreed to accept your Shares for payment by March 30, 2008, you can withdraw them at any time after that date until we do accept your Shares for payment. Once Shares are accepted for payment, they cannot be withdrawn. See Section 4 for more information.

•	We do not currently intend to provide a subsequent offering period following the Offer, but reserve the right to do so. In the event that we elect to provide a subsequent offering period, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment. See Section 1 for more information.

What does the Board of Directors of VistaCare think of the Offer?

•	According to VistaCare’s public filings, VistaCare’s Board of Directors (the “VistaCare Board”), acting upon the unanimous recommendation of a Special Committee of the VistaCare Board, has unanimously adopted resolutions: (i) determining that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of VistaCare and its stockholders, and declaring it advisable to enter into the Merger Agreement; (ii) approving the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iii) recommending that the stockholders of VistaCare accept the Offer, tender their Shares pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger (the “VistaCare Recommendation”); and (iv) resolving to make the VistaCare Recommendation to the stockholders of VistaCare and directing, that, to the extent required by the General Corporation Law of the State of Delaware (the “DGCL”), the Merger Agreement and the Merger be submitted for consideration by the stockholders of VistaCare at a meeting of VistaCare’s stockholders.

If I do not tender but the Offer is successful, what will happen to my Shares?

•	If the Offer is successful, we will own a sufficient number of Shares to cause the Merger to occur. Therefore, if the Offer is successful and you have not tendered your Shares (and have not exercised your appraisal rights, as described below), you will receive the same price per Share as you would have received had you tendered into the Offer, but you will not receive the Merger Consideration until after the Merger is consummated. If we do not acquire a sufficient number of Shares to cause the Merger to occur without a meeting of stockholders pursuant to Delaware’s short-form merger statute, remaining holders of Shares will not receive their Merger Consideration until the stockholder vote occurs and the Merger is thereafter completed.

Are appraisal rights available in either the Offer or the proposed Merger?

•	Appraisal rights are not available in the Offer. However, if the Merger is consummated, persons who are then stockholders of VistaCare will have certain rights under Section 262 of the DGCL. Holders of Shares must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights. The value you would receive if you perfect your appraisal rights could be more or less than the price per Share to be paid in the proposed Merger. See the Introduction and Section 11 for more information.

What are the U.S. federal income tax consequences of the Offer?

•	The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, you will recognize, for U.S. federal income tax purposes, capital gain or loss equal to the difference between your adjusted tax basis in the Shares surrendered and the amount of cash you receive for those Shares. You should consult your tax advisor on the tax implications of tendering your Shares. See Section 5 for more information.

What is the market value of my Shares as of a recent date?

•	On January 15, 2008, the last full trading day before we announced the Merger Agreement, the closing price of the Shares on The Nasdaq Global Market was $7.01 per Share. The proposed price of $8.60 per Share represents an approximate 23% premium over the closing price on January 15, 2008. On January 28, 2008, the last trading day before the printing of these materials, the closing price of the Shares on The Nasdaq Global Market was $8.45 per Share. You should obtain a recent quotation for your Shares before deciding whether or not to tender. See Section 6 for more information.

Whom can I call with questions?

•	You can call D.F. King & Co., Inc., toll-free at 1-800-431-9645 with any questions you may have.

To the Holders of Shares of Class A Common Stock of VistaCare, Inc:

INTRODUCTION

OHC Investment, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Odyssey HealthCare Holding Company, a Delaware corporation (“Parent”) and a wholly-owned subsidiary of Odyssey HealthCare, Inc., hereby offers to purchase all the outstanding shares of class A common stock, par value $0.01 per share (the “Shares”), of VistaCare, Inc., a Delaware corporation (“VistaCare”), together with the associated Series A Junior Participating Preferred Stock purchase rights (the “Rights”), issued pursuant to the Rights Agreement, dated as of August 18, 2004, as amended as of the date hereof, between VistaCare and Computershare Trust Company, N.A., formerly known as Equiserve Trust Company, N.A. (as amended, supplemented or otherwise modified from time to time, the “Rights Agreement”), at a price of $8.60 per share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Purchaser, Parent and VistaCare have entered into an Agreement and Plan of Merger, dated as of January 15, 2008 (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into VistaCare (the “Merger”), and VistaCare will survive the Merger as a wholly-owned subsidiary of Parent. Unless the context otherwise requires, all references to Shares include the associated Rights.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser under the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., as the depositary for the Offer (the “Depositary”), and D. F. King, as information agent (the “Information Agent”), incurred in connection with the Offer. See Section 16 for more information.

The Offer is subject to certain conditions, including that (i) there shall have been validly tendered and not properly withdrawn on or prior to the expiration of the Offer a number of Shares which, when taken together with the Shares, if any, beneficially owned by Parent, Purchaser or any of their affiliates, represents at least a majority of the total number of Shares outstanding on a “fully diluted basis” (which assumes conversion or exercise of all outstanding options to purchase Shares and other securities convertible into or exercisable or exchangeable for Shares) on the expiration of the Offer (the “Minimum Condition”), and (ii) any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) have expired or been terminated and no restrictive order or other requirements have been placed on VistaCare, Parent, Purchaser or the surviving corporation of the Merger in connection with the HSR Act. The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 14 for more information.

The Offer will expire at 12:00 midnight, New York City time, on February 27, 2008, unless extended.

According to VistaCare’s public filings, VistaCare’s Board of Directors (the “VistaCare Board”) unanimously recommends that holders of Shares accept the Offer, tender their Shares into the Offer, and, to the extent required by the General Corporation Law of the State of Delaware, approve the Merger and adopt the Merger Agreement.

For factors considered by the VistaCare Board, see VistaCare’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, and which is being mailed to VistaCare’s stockholders along with this Offer to Purchase.

The VistaCare Board received an opinion, dated January 14, 2008, of RA Capital Advisors, LLC (“RA Capital”), VistaCare’s financial advisor, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth in such opinion, the consideration to be received by holders of Shares in the Offer and the consideration to be received by holders of Shares in the Merger (other than Parent, Purchaser and their respective affiliates) are fair, from a financial point of view, to the holders of Shares. The full text of RA Capital’s written opinion, dated January 14, 2008, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached as an exhibit to the Schedule 14D-9 which is being mailed to VistaCare’s stockholders along with this Offer to Purchase. RA Capital’s opinion was provided to the VistaCare Board for its information in its evaluation of the $8.60 per share cash consideration payable in the Offer and the Merger, taken together. This opinion relates only to the fairness of such cash consideration from a financial point of view, does not address any other aspect of the Offer or the Merger and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety.

The Offer is being made pursuant to the Merger Agreement, pursuant to which, after the consummation of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. On the effective date of the Merger, each outstanding Share (other than Shares owned by Parent or Purchaser or any subsidiary of Parent or VistaCare or any subsidiary of VistaCare or held by stockholders who properly exercise appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be converted into the right to receive an amount in cash, without interest, equal to the Offer Price (the “Merger Consideration”) upon surrender and exchange of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 11. Section 5 below describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the holders of a majority of the outstanding Shares if required by the DGCL. Subject to the exception specified in the following paragraph, the affirmative vote of a majority of the outstanding Shares to adopt the Merger Agreement is the only vote of any class or series of VistaCare’s capital stock that would be necessary to approve the Merger at any required meeting of VistaCare’s stockholders. Following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates will own at least a majority of the outstanding Shares and Purchaser will be able to effect the Merger without the affirmative vote of any other stockholders.

The DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a “Short-Form Merger”). Pursuant to the Merger Agreement, if following completion of the Offer, Purchaser owns at least 90% of the then outstanding Shares, including Shares acquired in any subsequent offering period and through any exercise of the Top-Up Option (as described below), Parent shall effect a merger of Purchaser into VistaCare without a vote of VistaCare’s stockholders if permitted to do so under the DGCL. See Section 11 for more information.

No appraisal rights are available in connection with the Offer; however, under the DGCL, stockholders who meet certain criteria and continue to own their Shares at the time of the Merger and have not voted in favor of the Merger, if applicable, will have appraisal rights in connection with the Merger. See Section 11 for more information.

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE OFFER

1.	TERMS OF THE OFFER.

Upon the terms and subject to prior satisfaction or waiver of the conditions set forth in the Offer as described in Section 14 — “Certain Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment) and as soon as practicable after the Expiration Date, Purchaser will accept for payment and pay for all Shares validly tendered pursuant to the Offer and not properly withdrawn on or prior to the Expiration Date in accordance with the procedures set forth in Section 4. The term “Expiration Date” means 12:00 midnight, New York City time, on February 27, 2008, unless Purchaser has extended the offering period of the Offer, in which case the term “Expiration Date” shall mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire. Parent, on behalf of Purchaser, expressly reserves the right from time to time, in its sole discretion, but subject to certain limitations specified in the Merger Agreement and described in this Offer to Purchase, to waive any of the conditions to the Offer, or increase the Offer Price or make any other changes in the terms and conditions of the Offer.

The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and the other conditions described in Section 14 — “Certain Conditions of the Offer”. Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 14 occur.

Purchaser has agreed that it will not, without the prior written consent of VistaCare, (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition, (iv) impose additional conditions to the Offer, (v) make any change in the Offer that would require an extension or delay of the then current Expiration Date (other than an increase in the Offer Price), subject to certain exceptions specified in the following paragraph, (vi) modify or amend the conditions to the Offer (the “Tender Offer Conditions”) (other than to waive such Tender Offer Conditions, other than the Minimum Condition) or (vii) modify or amend any other term of the Offer, in the case of this clause (vii), in any manner (A) adverse to the holders of Shares or (B) that would reasonably be expected to result in , individually or in the aggregate, a “Parent Material Adverse Effect”. For the purposes of the Merger Agreement, “Parent Material Adverse Effect” means anything that would prevent or materially delay the consummation of the Offer or the closing of the Merger or prevent or materially delay or materially impair the ability of Parent or Purchaser to satisfy the Tender Offer Conditions or the conditions precedent to the Merger, to obtain financing for the Offer or the Merger or to consummate the Merger, the Offer and the other transactions contemplated by the Merger Agreement.

Purchaser will not terminate or withdraw the Offer other than in connection with the termination of the Merger Agreement in accordance with its terms. However, without the consent of VistaCare, Purchaser may extend the Expiration Date (i) for any period required by applicable rules and regulations of the SEC or The Nasdaq Stock Market LLC (“Nasdaq”) applicable to the Offer, including in connection with an increase in the Offer Price, (ii) if on any then scheduled Expiration Date, any of the Tender Offer Conditions is not satisfied or waived by Parent, for such periods for up to five (5) business days at a time (or such longer period as shall be approved by VistaCare) as Purchaser may deem reasonably necessary, but, except as provided in clause (iii) below or as required by the rules and regulations of the SEC or Nasdaq applicable to the Offer, in no event may the Expiration Date be extended to a date later than the End Date (as defined below), or (iii) extend the Expiration Date beyond July 13, 2008 (such date as extended pursuant to the terms of the Merger Agreement, the “End Date”) for up to a period not to exceed the period which ends on the 15th business day after the date that either (w) VistaCare publicly announces the receipt of a Company Acquisition Proposal (as defined in the Merger Agreement and Section 11 of this Offer to Purchase) in the event such announcement is made less than ten (10) business days prior to the End Date, (x) VistaCare publicly announces its reaffirmation of its approval or recommendation of the Offer following the public announcement of the receipt of any Company Acquisition Proposal in the event that such reaffirmation or announcement is made less than ten (10) business days prior to the End Date, (y) the VistaCare Board withdraws or adversely modifies, makes a public statement or takes a public position inconsistent with the recommendation at any time within ten (10) business days prior to the End Date or (z) a notice of a Superior Proposal (as defined in the Merger Agreement and

Section 11 of this Offer to Purchase) is given by VistaCare if such notice is received by Parent less than ten (10) business days prior to the End Date. Except as expressly provided in the Merger Agreement, Parent will not extend the Offer if all of the Tender Offer Conditions are satisfied or waived and it is permitted under applicable law to accept for payment and pay for validly tendered Shares that are not properly withdrawn. If the date of acceptance for payment (the “Acceptance Date”) occurs but Purchaser does not acquire a sufficient number of Shares to enable a Short-Form Merger, Purchaser may (in its sole discretion) and Parent may (in its sole discretion) cause Purchaser to provide a subsequent offering period for a number of days to be determined by Parent of not fewer than three (3) and no more than twenty (20) business days. If Purchaser elects to include a subsequent offering period, it will notify stockholders of VistaCare consistent with the requirements of the SEC.

PURCHASER DOES NOT CURRENTLY INTEND TO INCLUDE A SUBSEQUENT OFFERING PERIOD FOLLOWING THE OFFER, BUT RESERVES THE RIGHT TO DO SO. UNDER RULE 14d-7(a)(2) UNDER THE EXCHANGE ACT, IN THE EVENT THAT PURCHASER SUBSEQUENTLY ELECTS TO INCLUDE A SUBSEQUENT OFFERING PERIOD, NO WITHDRAWAL RIGHTS WOULD APPLY TO SHARES TENDERED DURING SUCH SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS WOULD APPLY DURING SUCH SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION WILL BE PAID TO STOCKHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

If Purchaser extends the Offer or if Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares, or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, Purchaser’s ability to delay payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”), which requires that Purchaser must pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of Purchaser’s offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), Purchaser currently intends to make announcements regarding the Offer by issuing a press release.

If Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. In contrast, a minimum ten (10)-business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If Purchaser decides, in its sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of the increase is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until at least the expiration of ten (10) business days from the date the notice of the increase is first published, sent or given to holders of Shares.

If, on or before the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Purchaser reserves the right to transfer or assign to Parent or one or more of Parent’s direct or indirect wholly-owned subsidiaries, in whole or from time to time in part, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), as soon as practicable after the Expiration Date, Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. See the Introduction and Section 14 for more information. However, Purchaser shall not be required to accept for payment, or subject to the applicable rules of the SEC, pay and (subject to the applicable rules of the SEC) may, to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment, or delay payment, for any Shares validly tendered and not properly withdrawn if any of the conditions discussed in Section 14 has not been satisfied.

In all cases, payment for Shares accepted by Purchaser for purchase pursuant to the Offer will be made only after timely receipt by the Depositary of:

(1) the share certificates representing such Shares or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of such Shares (if such procedure is available), into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3;

(2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer; and

(3) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser’s obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares validly tendered and not properly withdrawn pursuant to the

Offer. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID BY PURCHASER REGARDLESS OF ANY EXTENSION OF THE OFFER OR BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

3.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

Valid Tender of Shares.  Except as set forth below, for Shares to be validly tendered pursuant to the Offer, either

(1) on or prior to the Expiration Date, (a) share certificates representing tendered Shares must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, or such Shares must be tendered pursuant to the book-entry transfer procedures set forth below and a Book-Entry Confirmation must be received by the Depositary, (b) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares, must be received by the Depositary at one of such addresses and (c) any other documents required by the Letter of Transmittal must be received by the Depositary at one of such addresses, or

(2) the guaranteed delivery procedures set forth below must be followed if required.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND SOLE RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

VistaCare, Inc. 2002 Employee Stock Purchase Plan.  In order for Shares to be tendered from the VistaCare, Inc. 2002 Employee Stock Purchase Plan (the “Purchase Plan”), participants must comply with separate instructions and procedures provided by Computershare Trust Company, N.A., the servicing agent for the Purchase Plan. All documents furnished to stockholders generally in connection with the Offer will be made available to Purchase Plan participants. Purchase Plan participants must comply with separate instructions and procedures provided by Computershare Trust Company, N.A., or no Shares held for the participant’s account will be tendered.

Book-Entry Transfer.  The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant with the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. Although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedures set forth below must be complied with.

REQUIRED DOCUMENTS MUST BE TRANSMITTED TO AND RECEIVED BY THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH ON THE BACK COVER PAGE OF THIS OFFER TO PURCHASE. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal if:

(1) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal, or

(2) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the Stock Exchange Medallion Program or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”).

In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal for more information. If the share certificates representing the Shares are registered in the name of a person other than the signatory of the Letter of Transmittal, or if payment is to be made, or share certificates not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered share certificates representing the Shares must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal for more information.

If the share certificates representing the Shares are forwarded separately to the Depositary, such delivery must be accompanied by a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees.

Guaranteed Delivery.  If a stockholder desires to tender Shares under the Offer and such stockholder’s share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

(1) such tender is made by or through an Eligible Institution;

(2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

(3) within three trading days under The Nasdaq Global Market after the date of execution of such Notice of Guaranteed Delivery (a) share certificates representing tendered Shares are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, or such Shares are tendered pursuant to the book-entry transfer procedures and a Book-Entry Confirmation is received by the Depositary, (b) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares, is received by the Depositary at one of such addresses and (c) any other documents required by the Letter of Transmittal are received by the Depositary at one of such addresses.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary, by facsimile transmission, or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of:

(1) share certificates representing tendered Shares or a Book-Entry Confirmation with respect to all tendered Shares, and

(2) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares and any other documents required by the Letter of Transmittal.

Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when share certificates representing, or Book-Entry Confirmations of, such Shares are received into the Depositary’s account at the Book-Entry Transfer Facility.

Backup U.S. Federal Income Tax Withholding.  See the discussion under the heading “Backup U.S. Federal Income Tax Withholding” in Section 5.

Appointment as Proxy.  By executing a Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to (a) the Shares tendered by such stockholder and accepted for payment by Purchaser and (b) any and all non-cash dividends, distributions, rights or other securities issued or issuable on or after the date of this Offer to Purchase in respect of such tendered and accepted Shares. All such proxies shall be considered coupled with an interest in the tendered Shares. This appointment will be effective if, when and only to the extent that Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The designees of Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of VistaCare’s stockholders, and Purchaser reserves the right to require that in order for Shares or other securities to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of VistaCare’s stockholders, which will be made only pursuant to separate proxy solicitation materials complying with the Exchange Act. See the Introduction and Section 17 for more information.

Determination of Validity.  All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders without any effect on the rights of such other stockholders.

Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser or any of its affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Other Requirements.  Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

4.	WITHDRAWAL RIGHTS.

Shares tendered under the Offer may be withdrawn at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after March 30, 2008 (or such later date as may apply if the Offer is extended). If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to purchase Shares validly tendered under the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights described in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

For a withdrawal to be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the book-entry transfer procedures as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

Participants in the Purchase Plan who wish to withdraw their Shares must timely deliver written, telegraphic or facsimile notice of withdrawal to the Depositary in accordance with the instructions set forth above prior to the expiration of the Offer.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time on or before the Expiration Date by following any of the procedures described in Section 3.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. None of Purchaser or any of its affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Purchaser does not currently intend to provide a subsequent offering period following the Offer, but reserves the right to do so. In the event that Purchaser subsequently elects to provide a subsequent offering period, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5.  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE PROPOSED MERGER.

CIRCULAR 230 ADVISORY: Any discussion of tax matters contained in this Offer to Purchase is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed under U.S. federal tax law. This Offer to Purchase was written to support the promotion or marketing of the Offer and the proposed Merger. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

The following is a general discussion of certain material U.S. federal income tax consequences of the Offer and the proposed Merger to stockholders whose Shares are validly tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger (the “Stockholders”). This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to the Stockholders. This discussion considers neither the specific facts and circumstances that may be relevant to a particular Stockholder nor any U.S. state and local or non-U.S. tax consequences of the Offer or the proposed Merger. This discussion does not address the U.S. federal income tax consequences to a Stockholder that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign trust or estate. Moreover, this discussion does not apply to holders of options or warrants to purchase Shares or to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, and this discussion does not address U.S. federal income tax considerations to holders of Shares subject to special treatment under U.S. federal income tax law, including:

•	tax-exempt entities, dealers in securities or currencies, banks, other financial institutions or “financial services entities,” insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, certain expatriates or former long-term residents of the United States or corporations that accumulate earnings to avoid U.S. federal income tax; and

•	persons holding Shares as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partners are urged to consult their tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or the Merger.

This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations thereunder and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

STOCKHOLDERS OF VISTACARE SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER AND THE PROPOSED MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES.

In General.  The receipt of cash pursuant to the Offer or the proposed Merger will be a taxable transaction for U.S. federal income tax purposes and, as a result, a Stockholder will recognize gain or loss equal to the difference between the amount of cash received in connection with the Offer or the proposed Merger and the aggregate adjusted tax basis in the Shares tendered by such Stockholder and purchased pursuant to the Offer or converted into cash in the proposed Merger, as the case may be. Gain or loss will be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered and purchased pursuant to the Offer or converted into cash in the proposed Merger, as the case may be. Gain or loss recognized by such Stockholder will be a capital gain or loss and will be long-term capital gain or loss if such Stockholder’s holding period for the Shares exceeds one year at the time of the exchange of such Stockholder’s Shares for cash. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum U.S. federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. The use of capital losses for U.S. federal income tax purposes is limited.

Special Treatment for Purchase Plan Participants.  Tax treatment may differ for participants in our Purchase Plan that tender some or all of the Shares held in their Purchase Plan account. Shares that are tendered and accepted by us for payment will be treated the same as if the participant had sold them. The federal income tax implications of such a disposition will depend on whether the Shares sold were held by the participant for the statutory holding period (the “Holding Period”). The Holding Period is the later of (i) two years from the opening date of the offering period in which the Shares were purchased, and (ii) one year from the date the Shares were purchased.

If the Shares were held for the Holding Period, then the sale of those Shares in the Offer is considered a qualifying disposition under the Code. Accordingly, the participant will be required to recognize ordinary income on the sale of such Shares equal to the lesser of: (i) the amount by which the fair market value of the Shares on the opening date of the offering period in which the Shares were purchased exceeded the purchase price for the Shares under the Purchase Plan; and (ii) the excess of the amount realized on the disposition of the sold Shares over the purchase price for the Shares under the Purchase Plan. Any additional gain or loss recognized on the disposition of such Shares will be long-term capital gain or loss.

If the Shares have been held for a period shorter than the Holding Period, then the sale of those Shares in the Offer is not a qualifying disposition under the Code. Accordingly, the participant will be required to recognize ordinary income in an amount equal to the excess of the fair market value of the sold Shares on the opening date of the offering period in which the Shares were purchased over the purchase price paid for the Shares under the Purchase Plan. Any additional gain or loss recognized on the disposition of the sold Shares will be short-term or long-term capital gain or loss depending on the length of time the participant held the sold Shares.

Please note that regardless of whether or not a Purchase Plan participant elects to tender Shares obtained under the Purchase Plan, the consummation of the Merger will result in the disposition of all outstanding Shares acquired under the Purchase Plan, which disposition will be subject to the tax treatment described above.

The ordinary income recognized on the disposition of Shares purchased under the Purchase Plan is not subject to federal income and employment tax withholding but will be reported to Purchase Plan participants who dispose of such Shares in the Offer as compensation income on Form W-2.

Backup U.S. Federal Income Tax Withholding.  Under U.S. federal income tax laws, payments made in connection with the Offer and the proposed Merger may be subject to “backup withholding” at a rate of 28% unless a Stockholder:

•	timely provides a correct taxpayer identification number (which, for an individual Stockholder, is the Stockholder’s social security number) and otherwise complies with applicable U.S. information reporting or certification requirements (typically, by completing the Substitute Form W-9 in the Letter of Transmittal), or

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules.

A Stockholder that does not provide a correct taxpayer identification number or fails to provide the certifications described above may be subject to penalties imposed by the Internal Revenue Service (“IRS”).

Stockholders of VistaCare should consult their own tax advisors as to their qualification for exemption from withholding and the procedure for obtaining the exemption. See Instruction 8 and the section entitled “Important Tax Information” of the Letter of Transmittal for more information. Backup withholding is not an additional tax. Any amounts withheld from a Stockholder under the backup withholding rules described above will be allowed a refund or a credit against such Stockholder’s U.S. federal income tax liability, provided the required information is furnished to the IRS on a timely basis.

6.	PRICE RANGE OF THE SHARES.

The Shares are listed and traded principally on The Nasdaq Global Market under the symbol “VSTA.” The following table sets forth, for the periods indicated, the reported high and low closing prices for the Shares on The Nasdaq Global Market as reported by Nasdaq based on published sources:

	High	Low

2005-2006 (Fiscal):
First Quarter (10/1/2005 — 12/31/2005)	$14.85	$11.12
Second Quarter (1/1/2006 — 3/31/2006)	16.00	12.40
Third Quarter (4/1/2006 — 6/30/2006)	15.58	11.28
Fourth Quarter (7/1/2006 — 9/30/2006)	14.73	9.90
2006-2007 (Fiscal):
First Quarter (10/1/2006 — 12/31/2006)	$13.18	$9.58
Second Quarter (1/1/2007 — 3/31/2007)	10.71	8.13
Third Quarter (4/1/2007 — 6/30/2007)	10.79	8.20
Fourth Quarter (7/1/2007 — 9/30/2007)	10.17	6.47
2007-2008 (Fiscal):
First Quarter (10/1/2007 — 12/31/2007)	$8.21	$6.05
Second Quarter (through January 28, 2008)	8.48	6.86

On January 15, 2008, the last full trading day before the announcement of the Merger Agreement, the closing price of the Shares on The Nasdaq Global Market was $7.01 per Share. The proposed price of $8.60 per Share represents an approximate 23% premium over the closing price on January 15, 2008. On January 28, 2008, the last trading day before the printing of these materials, the closing price of the Shares on The Nasdaq Global Market was $8.45 per Share. According to VistaCare, as of December 4, 2007, the number of holders of record of the Shares was 35.

Stockholders are urged to obtain a current market quotation for the Shares.

7.	EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; MARGIN REGULATIONS; EXCHANGE ACT REGISTRATION.

Effects of the Offer on the Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on The Nasdaq Global Market. According to the published guidelines of Nasdaq, Nasdaq would consider disqualifying the Shares for listing on The Nasdaq Global Market (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, (i) the number of publicly held Shares falls below 750,000, (ii) the total number of beneficial holders of round lots of Shares falls below 400, or (iii) the market value of publicly held Shares over a thirty (30) consecutive business day period is less than $5 million. Shares held by officers or directors of VistaCare, or by any beneficial owner of more than ten percent (10%) of the Shares, will not be considered as being publicly held for this purpose. According to VistaCare, as of January 14, 2008, there were 16,885,958 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for listing on The Nasdaq Global Market or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Assuming Purchaser purchases a majority of the Shares pursuant to the Offer, VistaCare will be eligible to elect “controlled company” status pursuant to Nasdaq Rule 4350(c)(5), which means that VistaCare would be exempt from the requirement that the VistaCare Board be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the compensation committee of the VistaCare Board and performing the nominating functions of the VistaCare Board. The controlled company exemption does not modify the independence requirements for VistaCare’s Audit Committee. We expect VistaCare to elect “controlled company” status following completion of the Offer if a stockholder vote is required to effect the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. As such, the Shares are subject to the rules, laws and regulations of 15 U.S.C 78g. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of VistaCare to the SEC if the Shares are not listed on a national securities exchange or quoted on Nasdaq and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by VistaCare to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, no longer applicable to VistaCare. See Section 11 for more information. In addition, “affiliates” of VistaCare and persons holding “restricted securities” of VistaCare may be deprived of the ability to dispose of such securities under Rule 144 under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq.

8.	CERTAIN INFORMATION CONCERNING VISTACARE.

The information concerning VistaCare contained in this Offer to Purchase or incorporated herein by reference has been taken from or based upon documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Parent, Purchaser, their affiliates, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by VistaCare to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser, their affiliates, the Information Agent or the Depositary, except to the extent required by law.

According to VistaCare’s public filings with the SEC, VistaCare was incorporated in the State of Delaware in 1995. The principal executive office of VistaCare is located at 4800 North Scottsdale Road, Suite 5000, Scottsdale, Arizona 85251 and its telephone number is (480) 648-4545. VistaCare is a provider of care designed to address the physical, emotional, and spiritual needs of patients with a terminal illness and the support of their family members through interdisciplinary teams of physicians, nurses, home health aides, social workers, spiritual and other counselors and volunteers. Hospice services are provided predominately in the patient’s home or other residence of choice, such as a nursing home or assisted living community, or in a hospital or inpatient unit. Inpatient services are provided by VistaCare at its inpatient units and through leased beds at unrelated hospitals and skilled nursing facilities on a per diem basis. VistaCare provides services in Alabama, Arizona, Colorado, Georgia, Indiana, Massachusetts, New Mexico, Nevada, Ohio, Oklahoma, Pennsylvania, South Carolina, Texas and Utah.

Available Information.  VistaCare is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional office located at 3 World Financial Center, Room 4-300, New York, New York 10281-1022. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. VistaCare’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Copies of many of the items filed with the SEC and other information concerning VistaCare are available for inspection at the offices of Nasdaq located at One Liberty Plaza, 50th Floor, New York, New York 10006.

Financial Forecasts.  In connection with the due diligence review of VistaCare by Parent and Purchaser, VistaCare provided to Parent and Purchaser non-public internal financial forecasts regarding its anticipated future operations for the 2008 through 2012 fiscal years. A summary of the internal financial forecasts provided to Parent and Purchaser is set forth below.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Offer to Purchase to influence your decision whether to tender your shares in the Offer, but because these internal financial forecasts were made available by VistaCare to Parent and Purchaser.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of VistaCare’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, possible changes in regulations governing the hospice care industry, periodic changes in reimbursement levels and procedures under Medicare and Medicaid programs, difficulties predicting patient length of stay and estimating potential Medicare reimbursement obligations, patient discharge rate, challenges inherent in VistaCare’s growth strategy, the current shortage of qualified nurses and other healthcare professionals, VistaCare’s dependence on patient referral sources, the ability to grow patient census in the future, the successful closing of business transactions or other strategic initiatives, adverse reactions to the Offer and other factors detailed under the caption “Factors that May Affect Future Results” or “Risk Factors” in VistaCare’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007 and its other filings with the SEC. In addition, the internal financial forecasts may be affected by VistaCare’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond VistaCare’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Offer to Purchase should not be regarded as an indication that any of VistaCare, Parent or Purchaser or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of VistaCare, Parent or Purchaser or their respective affiliates, advisors or representatives can, and do not, give you any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of Parent nor Purchaser, nor, to the knowledge of Parent or Purchaser, VistaCare, intends to make publicly available any update or other revisions to these internal financial forecasts. None of VistaCare, Parent or Purchaser or their respective affiliates, advisors or representatives has made or makes any representation to any stockholder regarding the ultimate performance of VistaCare compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. VistaCare has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

These summary internal financial forecasts should be read together with the historical financial statements of VistaCare, which may be obtained in the manner described above under “Available Information.”

VISTACARE PROJECTED FINANCIAL INFORMATION

	Fiscal Year Ended September 30,
	2008	2009	2010	2011	2012
	(In millions)

Net Revenue(1)	$239.3	$256.8	$279.5	$305.3	$334.7
EBITDA(2)	$15.0	$28.5	$36.2	$44.7	$54.5

(1)	Net Revenue is derived from billings to Medicare, Medicaid, private insurers, managed care providers, patients and others.

(2)	EBITDA is a non-GAAP financial measure. EBITDA means earnings before interest, taxes, depreciation and amortization and is useful information to investors because it is widely used by investment analysts in the valuation of companies.

9.  CERTAIN INFORMATION CONCERNING PURCHASER AND ITS AFFILIATES.

Purchaser was formed by Parent solely for purposes of entering into a transaction with, and acquiring control of, VistaCare and consummating the Offer and the other transactions contemplated by the Merger Agreement, and is a direct wholly-owned subsidiary of Parent. Parent is a direct wholly-owned subsidiary of Odyssey HealthCare, Inc. (“Odyssey”), one of the largest providers of hospice care in the country in terms of both average daily patient census and number of locations. Odyssey seeks to improve the quality of life of terminally ill patients and their families by providing care directed at managing pain and other discomforting symptoms and by addressing the psychosocial and spiritual needs of patients and their families. Odyssey was incorporated in Delaware in August 1995 and began operations in January 1996.

Purchaser has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. Purchaser was incorporated in Delaware in December 2007. The address of the principal executive offices of Parent and Purchaser is 717 North Harwood, Suite 1500, Dallas, Texas 75201 and their telephone number is (214) 922-9711.

The name, business address and telephone number, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of Purchaser and its affiliates are set forth in Schedule I hereto. None of Purchaser, its affiliates, or, to the best of their knowledge, any of the persons listed in Schedule I hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Purchaser, its affiliates, or, to the best of their knowledge, any of the persons listed in Schedule I hereto has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Odyssey is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional office located at 3 World Financial Center, Room 4-300, New York, New York 10281-1022. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Odyssey’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Copies of many of the items filed with the SEC and other information concerning Odyssey are available for inspection at the offices of Nasdaq located at One Liberty Plaza, 50th Floor, New York, New York 10006.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I hereto), (i) none of Purchaser or, to the knowledge of Purchaser, any of the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Shares or any other equity securities of VistaCare, and (ii) none of Purchaser or its affiliates, to the knowledge of Purchaser or its affiliates, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has affected any transaction in the Shares or any other equity securities of VistaCare during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I hereto), (i) neither Purchaser nor, to the knowledge of Purchaser, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of VistaCare and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Purchaser or any of its affiliates or, to the knowledge of Purchaser or any of its affiliates, any of the persons listed in Schedule I hereto, on the one hand, and VistaCare or any of its executive officers, directors and/or affiliates, on the other hand.

Except as discussed elsewhere in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser or any of Purchaser’s affiliates or, to the knowledge of Purchaser or any of its affiliates, any of the persons listed in Schedule I hereto, on the one hand, and VistaCare or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

10.	BACKGROUND OF THE OFFER; CONTACTS WITH VISTACARE.

Odyssey and its board of directors continually review strategic opportunities. In connection with these reviews, Odyssey from time to time evaluates potential transactions that may further its strategic objectives and enhance stockholder value. Odyssey and Parent, Odyssey’s wholly-owned subsidiary, have the same board of directors.

In July of 2007, Robert A. Lefton, Odyssey’s President and Chief Executive Officer, contacted Richard R. Slager, VistaCare’s Chairman and Chief Executive Officer, by telephone whereby Mr. Lefton indicated Odyssey’s interest in engaging in discussions regarding a possible acquisition of VistaCare as part of VistaCare’s strategic review process, which process had previously been announced by VistaCare in May 2007. Mr. Slager informed Mr. Lefton that he would advise RA Capital Advisors, LLC (“RA Capital”), VistaCare’s financial advisor, of Odyssey’s interest and request that RA Capital contact Odyssey directly to engage in further discussions regarding the auction process being conducted by VistaCare as part of its strategic review process.

In July of 2007, Mr. Lefton received a call from RA Capital whereby RA Capital informed Mr. Lefton that RA Capital was in the process of establishing an electronic data room. During the telephone conversation, RA Capital advised Mr. Lefton that it would send Odyssey the form of confidentiality agreement, and further advised Mr. Lefton that upon receipt of an executed confidentiality agreement from Odyssey, RA Capital would provide Odyssey with access to the electronic data room.

On July 25, 2007, Odyssey and VistaCare entered into a confidentiality agreement to facilitate Odyssey’s access to VistaCare’s due diligence materials. Also on July 25, 2007, RA Capital, on behalf of VistaCare, granted Odyssey’s management and its representatives access to the electronic data room, Odyssey commenced its financial due diligence of VistaCare, and RA Capital requested a preliminary indication of interest by August 10, 2007 as part of VistaCare’s auction process.

On August 1, 2007, at a regular meeting, Odyssey’s board of directors discussed a potential transaction to acquire VistaCare. At such meeting, management of Odyssey made various presentations to Odyssey’s board of directors. After a full discussion, Odyssey’s board of directors authorized the submission of a preliminary indication of interest to acquire all of the outstanding class A common stock of VistaCare as previously requested by VistaCare.

On August 9, 2007, Odyssey submitted a nonbinding preliminary indication of interest to RA Capital expressing Odyssey’s interest in acquiring all of the outstanding common stock of VistaCare at a price of between $10.09 and $11.87 per share of outstanding class A common stock determined on a fully diluted basis, subject to due diligence and other conditions given the preliminary nature of Odyssey’s proposal.

On August 27, 2007, members of Odyssey’s and VistaCare’s management teams met to discuss a potential transaction between the two companies. As part of this discussion, Odyssey’s management team attended a presentation by VistaCare’s management team at the offices of Squire, Sanders and Dempsey L.L.P., VistaCare’s outside legal counsel (“Squire Sanders”). The meeting was also attended by representatives of RA Capital.

During September 2007, as part of Odyssey’s continuing financial due diligence, representatives of Odyssey, VistaCare and RA Capital had various telephone conversations regarding VistaCare’s Medicare cap methodology and information Odyssey required from VistaCare regarding VistaCare’s operations and restructuring plan.

On September 4, 2007, RA Capital provided Odyssey with an initial draft of the merger agreement pursuant to which Odyssey would acquire VistaCare if the parties reached agreement on the terms of the acquisition and requested Odyssey’s comments thereto, along with Odyssey’s final bid to acquire VistaCare, by September 28, 2007.

On September 20, 2007, a special meeting of the acquisition committee of Odyssey’s board of directors was held telephonically to review and discuss the status of the proposed transaction. Various members of Odyssey’s management made presentations to the acquisition committee regarding the proposed transaction.

On October 5, 2007, Odyssey submitted a non-binding written offer to the Special Committee of the VistaCare Board reflecting, among other things, a purchase price range of $120 million to $130 million, or a purchase price per share of class A common stock ranging from approximately $7.01 to $7.60, for all of the outstanding class A common stock of VistaCare determined on a fully diluted basis. The revised purchase price range reflected Odyssey’s additional due diligence it had completed since Odyssey’s preliminary indication of interest on August 9, 2007. Given that Odyssey had expended considerable time, resources and money in furtherance of a transaction and the concern of Odyssey’s board of directors that Odyssey’s continued pursuit of the acquisition of VistaCare would require significant additional resources, and the diversion of Odyssey’s attention from, and possible loss of, other opportunities then under consideration by Odyssey, without any certainty of a transaction with VistaCare actually occurring, Odyssey’s offer and willingness to complete its due diligence investigation and the preparation and negotiation of a merger agreement with VistaCare was conditioned on, among other things, VistaCare’s agreement to negotiate exclusively with Odyssey pursuant to the form of exclusivity agreement that accompanied Odyssey’s written offer.

In mid-October of 2007, RA Capital informed Mr. Allison during a telephone conversation that VistaCare would not agree to enter into an exclusivity agreement with Odyssey at such time. Odyssey then ceased its due diligence investigation of a possible acquisition of VistaCare.

On October 31, 2007, at VistaCare’s request and understanding that Odyssey had not completed its due diligence because of VistaCare’s refusal to negotiate exclusively with Odyssey, Odyssey nevertheless submitted a revised non-binding written offer to RA Capital expressing Odyssey’s interest in acquiring all of the outstanding class A common stock of VistaCare at a price of $7.60 per share of outstanding class A common stock determined on a fully diluted basis. Odyssey’s offer and purchase price remained subject to a number of conditions, including the completion of due diligence and Odyssey’s continued requirement that VistaCare negotiate exclusively with Odyssey as an inducement to commit its full resources toward a possible transaction with VistaCare.

On November 1, 2007, RA Capital informed Mr. Allison during a telephone conversation that Odyssey’s offer was not sufficient for VistaCare to continue discussions with Odyssey. RA Capital and Mr. Allison subsequently discussed the possibility of Odyssey increasing its offer price.

On November 2, 2007, Odyssey increased its non-binding offer to $8.60 per share of outstanding class A common stock determined on a fully diluted basis. The purchase price was subject to a number of conditions, including Odyssey’s continuing request for exclusivity and Odyssey’s completion of its due diligence.

On November 8, 2007, Mr. Allison and RA Capital had a telephone conversation to discuss several items related to the merger agreement. In addition, RA Capital informed Mr. Allison that the VistaCare Board would be meeting on November 14, 2007, to discuss the proposed transaction and requested that Odyssey submit its initial comments to the Merger Agreement for the VistaCare Board’s consideration.

On November 11, 2007, at RA Capital’s request, Odyssey submitted its initial comments to the merger agreement and an initial draft of the form of stockholder agreement to VistaCare with the hope that this would facilitate VistaCare’s willingness to grant Odyssey an exclusive negotiation period.

On November 12, 2007, RA Capital informed Mr. Allison by email that VistaCare intended to distribute a revised draft of the merger agreement to Odyssey by November 13th and it would be helpful if Squire Sanders could discuss Odyssey’s response to the revised draft of the merger agreement with Odyssey’s General Counsel and Vinson & Elkins L.L.P., Odyssey’s outside legal counsel (“Vinson & Elkins”), before VistaCare’s November 14th board meeting.

On November 13, 2007, VistaCare distributed a revised draft of the merger agreement to Odyssey, and Odyssey and RA Capital telephonically discussed the additional due diligence that Odyssey would require from VistaCare if VistaCare decided to move forward with the proposed acquisition by Odyssey.

On November 14, 2007, Odyssey’s General Counsel, Vinson & Elkins and Squire Sanders discussed the material terms of the merger agreement over which the parties differed, including the rights of Odyssey to extend the Offer, the limitations on VistaCare’s ability to consider other acquisition proposals, the allocation of risk among the parties regarding clearance under the HSR Act, the respective termination rights of the parties, and the effects of termination, including the amount and circumstances under which VistaCare would owe Parent a termination fee and the amount and circumstances under which VistaCare and Parent would be obligated to reimburse the other party’s transaction expenses, in an effort to determine whether Odyssey and VistaCare might be able to reach agreement on the terms of the possible transaction.

On November 15, 2007, at a regular meeting, Odyssey’s board of directors further discussed the potential acquisition of VistaCare, including management’s status report thereof. Odyssey’s board of directors continued to require an exclusivity period before authorizing management to commit substantially more resources toward the possible transaction with VistaCare.

On November 15, 2007, Mr. Allison had a telephone conversation with RA Capital in which RA Capital advised Mr. Allison that the VistaCare Board had met and decided to continue pursuing the potential sale or merger of VistaCare. Mr. Allison and RA Capital engaged in a subsequent telephone conversation whereby

Mr. Allison reiterated to RA Capital that Odyssey would require exclusivity from VistaCare as a condition to committing substantially more resources toward a possible acquisition of VistaCare.

On November 20, 2007, Mr. Allison and RA Capital discussed the principal diligence areas the results of which could adversely affect Odyssey’s preliminary valuation of VistaCare.

On November 29, 2007, Mr. Allison and RA Capital had a telephone conversation during which RA Capital informed Mr. Allison that VistaCare would be presenting Odyssey’s offer and request for an exclusivity period to the Special Committee of VistaCare on November 30, 2007. During such conversation, RA Capital also requested that Odyssey consider the possibility of increasing its offer price, to which request Mr. Allison responded that Odyssey had no intention of increasing its offer price.

On November 30, 2007, Messrs. Lefton and Allison and RA Capital had a telephone conversation during which Mr. Lefton reiterated to RA Capital that Odyssey had already offered its maximum purchase price and had no intention of increasing its offer price. Mr. Lefton further advised RA Capital that Odyssey would require a commitment of exclusivity by the end of the day and intended to cease further negotiations if such request was not granted.

On November 30, 2007, in a subsequent telephone conversation among Messrs. Lefton and Allison and RA Capital, RA Capital informed Messrs. Lefton and Allison that VistaCare had agreed to grant Odyssey a 30-day period during which VistaCare would negotiate exclusively with Odyssey.

On December 3, 2007, as an inducement to Odyssey to devote significant additional time, effort and resources to evaluate and negotiate the possible acquisition of VistaCare, VistaCare entered into an exclusivity agreement with Odyssey whereby VistaCare agreed that until the earlier to occur of December 23, 2007, receipt of written notice that Odyssey was terminating further negotiations regarding a possible transaction between Odyssey and VistaCare, and the execution of a definitive merger agreement, VistaCare would not, among other things, initiate, solicit, encourage or facilitate any effort or attempt to make or implement an acquisition proposal with a person other than Odyssey.

Between December 3, 2007 and January 15, 2008, numerous discussions were held, via telephone, email and in person discussions, among management of VistaCare, RA Capital and Squire Sanders, on the one hand, and Odyssey and Vinson & Elkins, on the other hand, regarding the terms and conditions set forth in the draft Merger Agreement, the disclosure schedules and ancillary documents thereto, including the form of stockholder agreement. These discussions included details of the structure of the transactions, the scope of representations, warranties and covenants contained in the potential merger agreement, the conditions under which Parent and Purchaser would be obligated to close a tender offer and subsequent merger, VistaCare’s ability to consider other acquisition proposals, the allocation of risk among the parties regarding clearance under the HSR Act, the respective termination rights of the parties, the amount and circumstances under which VistaCare would owe Parent a termination fee, and the amount and circumstances under which VistaCare and Parent would be obligated to reimburse the other party’s transaction expenses.

On December 10, 2007, Odyssey and Vinson & Elkins met in person with VistaCare’s management, RA Capital and Squire Sanders at the offices of Squire Sanders in Phoenix, Arizona to negotiate the terms of the merger agreement.

On December 20, 2007, at a special meeting, Odyssey’s board of directors telephonically considered and discussed the proposed terms of the transaction. A revised draft of the merger agreement and certain financial information had previously been distributed to Odyssey’s board of directors in advance of the meeting and representatives of Goldman, Sachs & Co., Odyssey’s financial advisor, made a presentation to Odyssey’s board of directors relating to the financial aspects of the proposed transaction. After a full discussion, Odyssey’s board of directors determined to move forward with the proposed transaction subject to the terms of a definitive merger agreement being finally negotiated to Odyssey’s satisfaction and the satisfactory completion of due diligence.

On December 21, 2007, Odyssey and VistaCare extended Odyssey’s exclusivity period under the exclusivity agreement to January 8, 2008 in order to continue negotiations through the holidays.

On January 8, 2008, Odyssey and VistaCare further extended Odyssey’s exclusivity period under the exclusivity agreement to January 15, 2008 in order to conclude negotiations of the final terms of the merger agreement and to enable completion of VistaCare’s disclosure schedules and Odyssey’s remaining due diligence.

On January 14, 2008, Odyssey’s board of directors held a special telephonic meeting to consider and discuss the proposed terms of the transaction with VistaCare and the potential economic accretion of the possible acquisition to Odyssey and its stockholders and the terms of the Merger Agreement, the form of Stockholder Agreement and the disclosure schedules. The latest draft of the Merger Agreement, the form of Stockholder Agreement, the VistaCare disclosure schedules, the terms of the financing commitment by General Electric Capital Corporation, and certain financial information were circulated to Odyssey’s board of directors in advance of this meeting and Vinson & Elkins was available to discuss the terms of the Merger Agreement and the transaction. Odyssey’s management made various presentations to Odyssey’s board of directors regarding the proposed acquisition and due diligence findings. After a full discussion by Odyssey’s board of directors with management of the potential benefits and risks of the proposed transaction with VistaCare to Odyssey and its stockholders, Odyssey’s board of directors, acting in its capacity as the board of directors of Odyssey and Parent, unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the form of Stockholder Agreement, and authorized the management of Parent to execute the Merger Agreement and the Stockholder Agreements on the terms and conditions described at the meeting. On the same date, by unanimous written consent, Purchaser’s board of directors also unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the form of Stockholder Agreement, and authorized the management of Purchaser to execute the Merger Agreement and the Stockholder Agreements. After the meeting, Odyssey’s management informed VistaCare’s management that Odyssey’s, Parent’s and Purchaser’s respective boards of directors approved the transaction.

On January 14, 2008, VistaCare informed Odyssey that upon the unanimous recommendation of the Special Committee, the VistaCare Board had unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the other matters contemplated in the Merger Agreement to be authorized by the VistaCare Board.

On January 15, 2008, the parties and their respective legal counsel finalized the Merger Agreement, the disclosure schedules and other ancillary documents and, following the close of the financial markets, the Merger Agreement and other transaction-related documents, including the Stockholder Agreements, were executed by Parent, Purchaser, VistaCare and the other parties thereto, and Odyssey and VistaCare issued separate press releases announcing the execution of the Merger Agreement and the transactions contemplated thereby.

11.	PURPOSE OF THE OFFER; PLANS FOR VISTACARE.

Purpose of the Offer and Plans for VistaCare

The purpose of the Offer and the Merger is for Odyssey, through Parent and Purchaser, to acquire control of, and the entire equity interest in, VistaCare. Pursuant to the Merger, Parent will acquire all of the capital stock of VistaCare not purchased pursuant to the Offer, the Top-Up Option (defined below) or otherwise. Stockholders of VistaCare who sell their Shares in the Offer will cease to have any equity interest in VistaCare or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in VistaCare. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of VistaCare also will not bear the risk of any decrease in the value of VistaCare.

None of Parent, Purchaser, Odyssey, their affiliates, or any of the persons listed on Schedule I hereto have engaged in any other transaction involving the Shares during the past 60 days.

In accordance with the Merger Agreement, following the Acceptance Date, Parent will acquire the remaining Shares pursuant to the Merger. In the event that a sufficient number of Shares are tendered in the

Offer to entitle Purchaser to purchase Shares pursuant to the Top-Up Option, Purchaser may acquire Shares pursuant to the Top-Up Option. See “The Merger Agreement — Top-Up Option” below.

Following the acceptance of Shares for payment pursuant to the Offer, Parent intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the VistaCare Board. See “The Merger Agreement — Directors” below. Following the acceptance of Shares for payment pursuant to the Offer and completion of the Merger, Parent and its affiliates intend to integrate VistaCare’s operations with those of Parent and its affiliates under the direction of Parent’s management. Odyssey (i) intends to continue its detailed review of VistaCare and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel; (ii) intends to consider whether any changes would be desirable in light of the circumstances then existing; and (iii) reserves the right to take such actions or effect such changes as it deems appropriate in light of the circumstances which then exist. Following the closing of the Merger, Parent and its affiliates will continue to integrate VistaCare’s corporate office operations in Scottsdale, Arizona with those of Parent and its affiliates in Dallas, Texas. Parent anticipates that this integration and transition will take approximately six to eight months, after which VistaCare’s corporate office in Scottsdale, Arizona will be closed.

Except as disclosed in this Offer to Purchase, neither Purchaser nor Parent has any present plans or proposals that would result in an extraordinary corporate transaction involving VistaCare or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or purchase, sale or transfer of a material amount of assets.

Merger Agreement Summary

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that Parent and Purchaser have filed with the SEC (the “Schedule TO”). The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8 under “Available Information.”

The description of the Merger Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about VistaCare or the parties to the Merger Agreement. The Merger Agreement contains representations and warranties made by and to VistaCare, Purchaser and Parent as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract among the parties and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of that contract, including being qualified by confidential disclosures exchanged among the parties in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

The Offer.  Upon the terms and subject to prior satisfaction or waiver of the conditions set forth in the Offer as described in Section 14 — “Certain Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment) and as soon as practicable after the Expiration Date, Purchaser will accept for payment, and pay for (after giving effect to any required withholding tax), all Shares validly tendered pursuant to the Offer and not properly withdrawn on or prior to the Expiration Date. Parent, on behalf of Purchaser, expressly reserves the right from time to time, in its sole discretion, but subject to certain limitations specified in the Merger Agreement and described in this Offer to Purchase, to waive any of the Tender Offer Conditions, or increase the Offer Price or make any other changes in the terms and conditions of the Offer. Pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of VistaCare, (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition, (iv) impose additional conditions to the Offer, (v) make any change in the Offer that would require an extension or delay of the then current Expiration Date

(other than an increase in the Offer Price), subject to certain exceptions specified in the following paragraph, (vi) modify or amend the Tender Offer Conditions (other than to waive such Tender Offer Conditions, other than the Minimum Condition) or (vii) modify or amend any other term of the Offer, in the case of this clause (vii), in any manner (A) adverse to the holders of Shares or (B) that would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

Purchaser will not terminate and parent agrees that it shall cause Purchaser not to terminate or withdraw the Offer other than in connection with the termination of the Merger Agreement in accordance with its terms. However, without the consent of VistaCare, Purchaser may extend the Expiration Date (i) for any period required by applicable rules and regulations of the SEC or Nasdaq applicable to the Offer, including in connection with an increase in the Offer Price, (ii) if on any then scheduled Expiration Date, any of the Tender Offer Conditions is not satisfied or waived by Parent, for such periods for up to five (5) business days at a time (or such longer period as shall be approved by VistaCare) as Purchaser may deem reasonably necessary, but, except as provided in clause (iii) below or as required by the rules and regulations of the SEC or Nasdaq applicable to the Offer, in no event may the Expiration Date be extended to a date later than the End Date, or (iii) extend the Expiration Date beyond the End Date for up to a period not to exceed the period which ends on the 15th business day after the date that either (w) VistaCare publicly announces the receipt of a Company Acquisition Proposal (as defined in the Merger Agreement and Section 11 of this Offer to Purchase) in the event such announcement is made less than ten (10) business days prior to the End Date, (x) VistaCare publicly announces its reaffirmation of its approval or recommendation of the Offer following the public announcement of the receipt of any Company Acquisition Proposal in the event that such reaffirmation or announcement is made less than ten (10) business days prior to the End Date, (y) the VistaCare Board withdraws or adversely modifies, makes a public statement or takes a public position inconsistent with the recommendation at any time within ten (10) business days prior to the End Date or (z) a notice of a Superior Proposal (as defined in the Merger Agreement and Section 11 of this Offer to Purchase) is given by VistaCare if such notice is received by Parent less than ten (10) business days prior to the End Date. Except as expressly provided in the Merger Agreement, Parent will not extend the Offer if all of the Tender Officer Conditions are satisfied or waived and it is permitted under applicable law to accept for payment and pay for validly tendered Shares that are not properly withdrawn. If the Acceptance Date occurs but Purchaser does not acquire a sufficient number of Shares to enable a Short-Form Merger, Purchaser may (in its sole discretion) and Parent may (in its sole discretion) cause Purchaser to provide a subsequent offering period for a number of days to be determined by Purchaser of not fewer than three (3) and no more than twenty (20) business days. If Purchaser elects to include a subsequent offering period, it will notify stockholders of VistaCare consistent with the requirements of the SEC.

PURCHASER DOES NOT CURRENTLY INTEND TO INCLUDE A SUBSEQUENT OFFERING PERIOD FOLLOWING THE OFFER, BUT RESERVES THE RIGHT TO DO SO. UNDER RULE 14d-7(a)(2) UNDER THE EXCHANGE ACT, IN THE EVENT THAT PURCHASER SUBSEQUENTLY ELECTS TO INCLUDE A SUBSEQUENT OFFERING PERIOD, NO WITHDRAWAL RIGHTS WOULD APPLY TO SHARES TENDERED DURING SUCH SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS WOULD APPLY DURING SUCH SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION WILL BE PAID TO STOCKHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

Short-Form Merger.  Under Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”), if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself or itself into such subsidiary, without any action or vote on the part of the board of directors or stockholders of such other corporation. If Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the proposed Merger without a vote of VistaCare’s stockholders. If Purchaser acquires in the aggregate at least 90% of the outstanding Shares pursuant to the Offer or otherwise, then, at the election of Purchaser, a Short-Form Merger could be effected without any further approval of the VistaCare Board or the stockholders of VistaCare.

VistaCare Recommendation.  VistaCare has represented to us in the Merger Agreement that the VistaCare Board, acting upon the unanimous recommendation of a Special Committee of the VistaCare Board (the “Special Committee”), has unanimously (a) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of VistaCare and its stockholders, and declared it advisable to enter into the Merger Agreement; (b) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (c) recommended that the stockholders of VistaCare accept the Offer, tender their Shares pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger; (d) rendered the Rights and the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Stockholder Agreements (defined below), the Offer, the Merger Agreement and the other transactions contemplated thereby, including the Merger; and (e) elected that the Offer and the Merger, to the extent of the VistaCare Board’s power and authority and to the extent permitted by law, not to be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement.

VistaCare has agreed to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 that will comply in all material respects with the provisions of all applicable federal securities laws. Additionally, VistaCare is mailing the Schedule 14D-9 to the stockholders of VistaCare along with the Offer Documents.

Top-Up Option.  Subject to certain terms and conditions set forth in the Merger Agreement, VistaCare has granted Parent and Purchaser an irrevocable option, exercisable after Purchaser’s acceptance of, and payment for, Shares validly tendered in the Offer and within five (5) business days following the Expiration Date (the “Top-Up Option”), to purchase, at a price per share equal to the Offer Price, a number of newly issued Shares that, when added to the number of Shares owned directly or indirectly by Parent or Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares that will be outstanding immediately after the issuance of Shares pursuant to the Top-Up Option. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to Delaware’s short form merger statute, without a vote of VistaCare’s stockholders, at a time when the approval of the Merger at a meeting of VistaCare’s stockholders would be assured because of Purchaser’s ownership of a majority of the Shares following completion of the Offer.

Directors.  The Merger Agreement provides that, after Purchaser has purchased and paid for at least a majority of the Shares pursuant to the Offer, Parent has the right to designate a number of directors of VistaCare that is equal to the product of the total number of directors on the VistaCare Board (giving effect to the directors appointed or elected by Parent pursuant to such right and including current directors serving as officers of VistaCare) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their affiliates bears to the total number of Shares outstanding; provided, however, that Parent shall be entitled to designate at least a majority of the directors on the VistaCare Board. In the event that Parent’s designees are appointed or elected to the VistaCare Board, until the time at which the Merger becomes effective (the “Effective Time”) the VistaCare Board shall have at least three directors who were directors of VistaCare on January 15, 2008 and who are neither officers of VistaCare nor designees, affiliates or associates of Parent.

Effective Time; Closing Date; Structure; Effects of the Merger.  The Effective Time will occur at the time that the certificate of merger is filed with the Secretary of State of the State of Delaware on the closing date of the Merger (or such later time as Purchaser and VistaCare may agree in writing and as provided in the certificate of merger). The closing date will occur on the second business day after satisfaction or waiver of all of the conditions to the Merger (other than those conditions that are to be satisfied by actions taken at the closing) set forth in the Merger Agreement (or such other date as Purchaser and VistaCare may agree in writing), as described below in “Conditions to the Merger.” If, as of or immediately following the Acceptance Date, the expiration of any subsequent offering period, or the exercise of the Top-Up Option, Parent or any subsidiary of Parent owns at least 90% of the outstanding Shares and a Short Form Merger is therefore available, then the closing date will, subject to the satisfaction of the conditions to the Merger, occur no later than the business day following the Acceptance Date, expiration of the subsequent offering period or closing of the purchase of the Top-Up Option Shares, as applicable.

At the Effective Time, Purchaser will merge with and into VistaCare with VistaCare surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, each Share that is issued and outstanding immediately prior to the Effective Time (other than shares owned by Parent or Purchaser or by VistaCare or its subsidiaries, or by any stockholder of VistaCare who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive $8.60 (the price per share paid in the Offer, or if applicable, the highest price per share paid in the Offer for a validly tendered Share) in cash, without interest thereon.

Following the earlier of the Acceptance Date (depending on the number of Shares purchased pursuant to the Offer) and the Effective Time, VistaCare’s common stock will be delisted from The Nasdaq Global Market, deregistered under the Exchange Act, and no longer publicly traded. Following the delisting of VistaCare’s common stock, VistaCare will be a privately held corporation. Following the Acceptance Date (if a stockholder validly tenders his, her or its Shares and does not properly withdraw such Shares) or the Merger (if a stockholder does not validly tender his, her or its Shares, or tenders and properly withdraws such Shares), current stockholders of VistaCare will cease to have any ownership interest in VistaCare or rights as VistaCare stockholders and will not participate in any future earnings or growth of VistaCare and will not benefit from any appreciation in value of VistaCare.

Treatment of Stock Options and Other Stock-Based Awards.  As of January 14, 2008, there were approximately 1,514,393 shares of class A common stock subject to stock options granted under equity-based compensation plans to current executive officers, directors and employees of VistaCare. Under the terms of the Merger Agreement, each outstanding stock option that remains outstanding immediately prior to the Effective Time, whether or not the option is vested or exercisable, will be canceled, and the holder of such stock option will receive a cash payment, without interest and less applicable withholding taxes, equal to the product of:

•	the excess, if any, of the highest price per share paid in the Offer for a validly tendered Share over the exercise price per share of common stock subject to such option, multiplied by

•	the total number of shares of common stock subject to such option immediately prior to the Effective Time.

The Merger Agreement provides that the surrender of a stock option to VistaCare in exchange for the consideration set forth above shall be deemed a release of any and all rights the holder had or may have had in respect of such stock option.

Treatment of Restricted Stock Shares.  As of January 14, 2008, there were approximately 247,570 unvested restricted shares of class A common stock held by directors, executive officers and employees under the equity-based compensation plans. Under the terms of the Merger Agreement, immediately prior to the Effective Time, all such restricted shares (together with the associated Rights) will vest in full and either (i) to the limited extent such restricted shares are tendered in the Offer and accepted by Purchaser, the beneficial owner of such restricted shares will be entitled to receive the highest price per share paid in the Offer, or (ii) to the extent such restricted shares are not tendered in the Offer and only to the extent such payment is not duplicative of the payment described in the previous clause (i), pursuant to the Merger such restricted shares will be converted into the right to receive a cash payment per share equal to the highest price per share paid in the Offer, without interest and less any applicable withholding taxes.

Representations and Warranties.  The Merger Agreement contains representations and warranties made by VistaCare to Purchaser and Parent, and representations and warranties made by Purchaser and Parent to VistaCare, and may be subject to important limitations and qualifications agreed to by the parties in connection with negotiating the terms of the Merger Agreement. In particular, the representations that VistaCare made are qualified by certain information that VistaCare filed with the SEC on or after September 30, 2007 and prior to the date of the Merger Agreement, as well as by a confidential disclosure letter that VistaCare delivered to Purchaser and Parent concurrently with the signing of the Merger Agreement. In addition, certain representations and warranties were made as of a specified date, may be subject to contractual standards of materiality different from those generally applicable to public disclosures to stockholders, may have been used for the purpose of allocating risk among the parties rather than establishing matters of fact, and are qualified by statements made in the confidential disclosure letter delivered by VistaCare to the Purchaser and Parent, which is not described herein. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information. VistaCare’s representations and warranties relate to, among other things:

•	VistaCare’s and its subsidiaries’ proper organization, good standing and qualification to do business;

•	VistaCare’s corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	the enforceability of the Merger Agreement as against VistaCare;

•	VistaCare’s capitalization, including in particular the number of shares of class A common stock, stock options and other equity-based interests;

•	VistaCare’s subsidiaries and its equity interests in them;

•	the required consents and approvals of governmental entities in connection with the transactions contemplated by the Merger Agreement;

•	the absence of violations of or conflicts with VistaCare’s and its subsidiaries’ governing documents or applicable law as a result of entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	the timeliness and compliance with requirements of VistaCare’s SEC filings since September 30, 2004, including the accuracy and compliance with requirements of the financial statements contained therein;

•	the adequacy of VistaCare’s disclosure controls and procedures;

•	the absence of undisclosed liabilities;

•	permits and compliance with applicable legal requirements, including the Sarbanes-Oxley Act and the Nasdaq corporate governance rules and regulations;

•	environmental matters;

•	matters relating to employee benefit plans;

•	the absence of certain changes, including the absence of a Company Material Adverse Effect, since September 30, 2006 through the date of the Merger Agreement;

•	legal proceedings and governmental orders;

•	the accuracy and compliance with applicable securities laws of the information supplied by VistaCare for inclusion in filings made with the SEC in connection with the Merger, the Offer and the transactions contemplated by the Merger Agreement;

•	the actions of VistaCare to amend its Rights Agreement, and otherwise to render the Rights Agreement inapplicable with respect to the Stockholder Agreements (defined below), the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	the actions of VistaCare to render Section 203 of the DGCL inapplicable to the Stockholder Agreements, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

•	tax matters;

•	employment and labor matters affecting VistaCare or its subsidiaries;

•	intellectual property;

•	compliance with the Health Insurance Portability and Accountability Act of 1996 and other laws relating to healthcare regulatory matters;

•	real property;

•	the receipt by the VistaCare Board and the Special Committee of a fairness opinion from RA Capital;

•	the required vote of VistaCare’s stockholders in connection with the possible required adoption of the Merger Agreement if the Merger cannot be consummated as a Short-Form Merger, without stockholder approval, under the DGCL;

•	material contracts and the performance of obligations thereunder;

•	the absence of undisclosed brokers’ fees;

•	insurance;

•	the absence of changes in suppliers and third-party payors of VistaCare;

•	relationships with persons or entities that are or were in a position to make or influence referrals, furnish items or services to, or otherwise generate business for VistaCare or its subsidiaries; and

•	payment rate and reimbursement disputes pending before governmental entities.

Many of VistaCare’s representations and warranties are qualified by a “Company Material Adverse Effect” standard. For the purposes of the Merger Agreement, “Company Material Adverse Effect” means any fact, condition, circumstance, event, change, effect or occurrence that has or would be reasonably likely to have a material adverse effect on the business, operations, results of operation, assets or the financial condition of VistaCare and its subsidiaries, taken as a whole, but in any case, shall not include (subject to the provisos set forth below) facts, conditions, circumstances, events, changes, effects or occurrences:

•	generally affecting the industries in which VistaCare and its subsidiaries operate (including general pricing or changes in the Medicare hospice base payment rates), or the economy or the financial or securities markets in the United States or elsewhere in the world (including any regulatory and political conditions or developments, or any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism); provided, that such facts, conditions, circumstances, events, changes, effects or occurrences do not have a materially disproportionate effect (relative to comparable industry participants) on VistaCare and its subsidiaries, taken as a whole; or

•	resulting from the announcement of (A) the proposal of the Offer and Merger or (B) the Merger Agreement and the transactions contemplated thereby.

However, (i) the filing of any litigation related to the Merger Agreement or the transactions contemplated thereby brought by any VistaCare stockholder will not, in and of itself, constitute a Company Material Adverse Effect, but the foregoing exception will not prevent an assertion that any underlying facts, circumstances, conditions and events of such litigation and the nature, outcome, effects or result of such litigation had, or would be reasonably likely to have, a Company Material Adverse Effect; (ii) VistaCare’s receipt of any notice or charge from a governmental entity asserting any material violation of law will not, in and of itself, constitute a Company Material Adverse Effect, but the foregoing exception will not prevent an assertion that any underlying violation of law, any underlying facts, circumstances or conditions regarding any such violation of law or any liability of VistaCare or any of its subsidiaries with respect thereto had, or would be reasonably likely to have, a Company Material Adverse Effect; and (iii) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period will not, in and of itself, constitute a Company Material Adverse Effect, but such failure will not prevent an assertion that any underlying cause of such failure has independently caused, or would be reasonably likely to cause, a Company Material Adverse Effect.

The Merger Agreement also contains various representations and warranties made by Purchaser and Parent that are subject, in some cases, to specified exceptions and qualifications. The representations and warranties relate to, among other things:

•	Parent’s and Purchaser’s proper organization, good standing and qualification to do business;

•	Parent’s and Purchaser’s corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	the enforceability of the Merger Agreement as against Purchaser and Parent;

•	the required consents and approvals of governmental entities in connection with the consummation of the Offer and the Merger;

•	the absence of violations of or conflicts with Parent’s and Purchaser’s governing documents or applicable law as a result of entering into the Merger Agreement and consummating the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	governmental investigations or litigation affecting Parent or its subsidiaries;

•	the accuracy and compliance with applicable securities laws of the information supplied by Purchaser and Parent for inclusion in the filings made with the SEC in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	the sufficiency of Parent’s cash resources and financing to enable Parent and Purchaser to satisfy their obligations under the Merger Agreement;

•	the ownership of operating subsidiaries by Parent;

•	the capitalization of Purchaser;

•	the formation of Purchaser solely for the purpose of engaging in the transactions contemplated by the Merger Agreement and the absence of prior activities by Purchaser;

•	the absence of a requirement for a vote of Parent’s stockholders to consummate the transactions contemplated by the Merger Agreement;

•	the absence of undisclosed brokers’ fees; and

•	the absence of any agreements, understandings or arrangements between Purchaser, Parent, or any of their affiliates, on the one hand, and any member of VistaCare’s management or the VistaCare Board, on the other hand, relating in any way to VistaCare, the transactions contemplated by the Merger Agreement or VistaCare’s operations after the Effective Time.

The representations and warranties of each of the parties to the Merger Agreement will expire upon the Effective Time.

Conduct of Business Pending the Merger.  Under the Merger Agreement, VistaCare has agreed that, subject to certain exceptions, between the date of the Merger Agreement and prior to the date on which a majority of VistaCare’s directors are designees of Parent or Purchaser:

•	VistaCare and its subsidiaries will conduct operations only in the ordinary course consistent with past practice; and

•	VistaCare and its subsidiaries will use commercially reasonable efforts to maintain and preserve intact VistaCare’s business organization and advantageous business relationships, including retention of the services of VistaCare’s key officers and key employees.

VistaCare has also agreed that during the same time period, except, in some cases, in the ordinary course of business consistent with past practice and subject to specified other exceptions, VistaCare and its subsidiaries will not (without Parent’s prior written consent):

•	make, declare, set aside or pay any dividend or distribution in respect of any of its capital stock;

•	split, combine, or reclassify its capital stock or issue or authorize or propose to issue any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

•	redeem, repurchase or otherwise acquire or encumber any shares of its capital stock, or any rights, warrants or options to acquire any such shares, except as required by the terms of its securities outstanding or any employee benefit plan in effect on January 15, 2008, or set aside funds therefor;

•	subject to limited exceptions set forth in the Merger Agreement, grant any options, warrants or other rights to purchase shares of capital stock, or amend the terms of or reprice any option outstanding on the date of the Merger Agreement or amend the terms of any stock option plans;

•	except for transactions among VistaCare and its wholly-owned subsidiaries or among VistaCare’s wholly-owned subsidiaries, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in VistaCare or any of its subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable stock option under any existing stock option plan (except as otherwise provided by the terms of the Merger Agreement or the express terms of any unexercisable options outstanding on January 15, 2008), other than (A) issuances of shares of capital stock in respect of any exercise of stock options outstanding on January 15, 2008, or as may be granted after January 15, 2008, as permitted under the Merger Agreement, (B) the acquisition of Shares from a holder of a stock option or restricted stock in satisfaction of withholding obligations or in payment of the exercise price, and (C) the issuance of restricted shares in accordance with the limited exceptions set forth in the Merger Agreement;

•	amend or waive, or propose to amend or waive, any provision of its certificate of incorporation or by-laws or similar organizational documents;

•	merge or consolidate with, or acquire any equity interest in (including, without limitation, through the creation of any subsidiary of VistaCare), any person, or enter into an agreement with respect thereto, acquire or agree to acquire any material assets, except for capital expenditures otherwise permitted by the Merger Agreement, make any loan or advance to, or otherwise make any investment in, any entity, or enter into any joint venture, partnership or other similar arrangement;

•	except for any planned hospice divestitures disclosed in the confidential disclosure letter, sell, lease, license, transfer, exchange, swap, mortgage, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operating or capital lease), license, transfer, exchange, swap, mortgage, encumber or otherwise dispose of, any of its material assets;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger consolidation, restructuring, recapitalization or other reorganization;

•	except as may be required by applicable law or pursuant to any of the employee benefit plans existing on the date of the Merger Agreement, (A) grant any increases in the compensation (including, without limitation, salary, bonus and other benefits) of any of its directors, officers or key employees; (B) pay or agree to pay any pension, retirement allowance or other employee benefit to any director, officer or employee, whether past or present; (C) enter into any new, or materially amend any existing, employment, change of control, severance or termination agreement or arrangement with any person; (D) become obligated under any new employee benefit plan, which was not in existence on January 15, 2008, or amend any such plan or agreement in existence on January 15, 2008, if such amendment would have the effect of materially enhancing any benefits thereunder; (E) establish, adopt or enter into any collective bargaining agreement; (F) grant any general increase in compensation (including, without limitation, salary, bonus and other benefits) to employees, except for increases occurring in the ordinary course of business consistent with past practice; or (G) enter into, make or extend any loans or advances to any of its directors, officers, employees, agents or consultants, except for ordinary course of business advances for business-related expenses;

•	assume, incur or become liable for or prepay any indebtedness for borrowed money (directly, contingently or otherwise), guarantee any such indebtedness, issue or sell any debt securities or warrants or rights to acquire any debt securities, guarantee any debt obligations of any other person, enter into any lease (whether such lease is an operating or capital lease), create any lien (other than certain liens permitted under the Merger Agreement) on the property of VistaCare, or enter into any “keep well” or other agreement or arrangement to maintain the financial condition of any other person or entity;

•	(A) except as permitted by clause (B) below, modify, rescind, terminate, waive, release or otherwise amend in any material respect any of the terms or provisions of any Material Contract (as defined in the Merger Agreement), (B) fail to renew any Material Contract on terms that are no less favorable to VistaCare than under the existing contract, or (C) except for certain contracts entered into in the ordinary course of VistaCare’s business and in accordance with past practice, enter into any contract that would have been required to be disclosed pursuant to the confidential disclosure letter if it had been entered into on or prior to the date of the Merger Agreement;

•	except for certain disclosed transactions, all of which have been previously approved by the VistaCare Board, enter into any real property lease, sublease or other agreement concerning real property or modify, renew or terminate any existing lease;

•	except for the opening of any new hospice services locations which are currently planned or in process and listed in the confidential disclosure letter, open any new office location;

•	other than as required by the SEC, applicable law or generally accepted accounting principles in the United States, make any changes with respect to accounting policies, procedures or practices or any of its methods of reporting revenue, deductions, income or other material items for financial accounting purposes;

•	make any material change (or file any such change) in any method of tax accounting or make any material change in any tax election; settle or compromise any material tax liability for an amount materially in excess of the amount reserved on VistaCare’s financial statements; or enter into any closing agreement relating to taxes for an amount materially in excess of the amount reserved on VistaCare’s financial statements;

•	incur capital expenditures in excess of (i) $75,000 individually and (ii) $300,000 in the aggregate;

•	deposit or otherwise invest any cash on hand into accounts, securities or other instruments having a maturity of more than thirty (30) days or that will impose payment or penalty upon liquidation within 120 days of such deposit or investment;

•	transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to any material VistaCare intellectual property, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

•	fail to use its reasonable best efforts to maintain in effect existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

•	enter into, amend or modify any agreement or arrangement with affiliates, directors or officers of VistaCare or any of its subsidiaries or any of their family members (including spouses);

•	waive, release, assign, settle, compromise or dispose of any claim, except for the waiver, assignment, settlement, compromise or disposition of claims in the ordinary course of business consistent with past practice and which do not involve (A) any restriction or limitation on VistaCare’s or any of its subsidiaries’ ability to conduct their business as it is currently being conducted or (B) any settlement payment by, or liability of, VistaCare, its subsidiaries or any of their affiliates in an amount in excess of $50,000 for an individual claim, or $400,000 in the aggregate for all claims;

•	take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Purchaser to consummate the Offer or of VistaCare to consummate the Merger or the other transactions contemplated by the Merger Agreement;

•	agree to or make any commitment to, whether orally or in writing, take any actions prohibited by the Merger Agreement;

•	agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by the Merger Agreement; or

•	agree to take, permit any of its subsidiaries to take, or adopt any resolutions of its Board of Directors in support of, any of the foregoing actions.

In addition, Parent has agreed that, between the date of the Merger Agreement and the Effective Time, it will not, and will not permit any of its subsidiaries or affiliates to, take or agree to take any action (including entering into agreements with respect to any acquisitions, mergers, consolidations or business combinations) which would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

Stockholders Meeting.  If VistaCare is required to submit the Merger Agreement to a vote of VistaCare’s stockholders, VistaCare must, as promptly as reasonably practicable following the mailing of the proxy statement, call and hold a meeting of VistaCare’s stockholders for the purpose of obtaining the vote of VistaCare’s stockholders. VistaCare is required to use its reasonable best efforts to solicit stockholder proxies in favor of the approval and adoption of the Merger Agreement. Unless the Merger Agreement has been terminated prior to the possible required meeting of stockholders, VistaCare is required to submit the Merger Agreement to a vote of stockholders even if the VistaCare Board (or any duly constituted committee of the VistaCare Board) has approved, endorsed or recommended another takeover proposal or withdraws, modifies or amends its recommendation, described below in “No Solicitation of Transactions,” that VistaCare’s stockholders vote in favor of the approval and adoption of the Merger Agreement. Nevertheless, if Parent and its affiliates own at least 90% of the outstanding Shares following the Offer, and a Short-Form Merger may therefore be effected pursuant to Section 253 of the DGCL, Parent, Purchaser and VistaCare will take all necessary and appropriate action to cause the Merger to become effective without a meeting of the stockholders of VistaCare.

No Solicitation of Transactions.  VistaCare has agreed not to, and to direct its subsidiaries and representatives not to:

•	initiate, solicit, encourage (including by providing information), facilitate or induce the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Company Acquisition Proposal (as defined below in this Offer to Purchase);

•	engage or participate in any discussions or negotiations regarding, or provide or cause to be provided any non-public information relating to VistaCare or any of its subsidiaries in connection with, or have any discussions with any person relating to, an actual or proposed Company Acquisition Proposal, or otherwise encourage or facilitate any effort or attempt to make or implement a Company Acquisition Proposal;

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal;

•	approve, endorse or recommend, or publicly announce an intention to approve, endorse or recommend, or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Company Acquisition Proposal;

•	approve any transaction or any third party becoming an “interested stockholder” under Section 203 of the DGCL or otherwise exempting any person from any applicable takeover statute, or amend the Rights Agreement or grant any waiver or release or approve any transaction or redeem any Rights under the Rights Agreement, except in connection with the transactions contemplated by the Merger Agreement; or

•	amend, terminate, waive, release or fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement (provided, that VistaCare is permitted to grant waivers or releases under any such agreement solely to permit the counterparty thereto to make a non-public offer or proposal to the VistaCare Board (or any duly constituted committee of the VistaCare Board) with respect to a Company Acquisition Proposal).

In addition, VistaCare has agreed to advise Parent (promptly after the execution and delivery of the Merger Agreement) of the identity of each person who makes an actual or proposed Company Acquisition Proposal or requests a waiver or release from any confidentiality, standstill or similar agreement and the material terms of any such Company Acquisition Proposal. VistaCare has also agreed to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by VistaCare, its subsidiaries or any of their respective representatives with respect to any Company Acquisition Proposal and to use its commercially reasonable efforts to require the other parties thereto to promptly return or destroy in accordance with the terms of such agreement any confidential information previously furnished by VistaCare, VistaCare’s subsidiaries or any of their respective representatives thereunder.

“Company Acquisition Proposal” means any inquiry, proposal or offer from any person or group of persons other than Parent or its affiliates regarding any of the following:

•	the acquisition by a third party of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 15% of the total outstanding voting securities of VistaCare, whether from VistaCare or pursuant to a tender offer or exchange offer or otherwise, in any one transaction or series of related transactions,

•	a merger, consolidation, business combination, reorganization, share exchange, recapitalization or similar transaction or series of related transactions involving VistaCare or any of its subsidiaries,

•	a liquidation or dissolution of VistaCare or any of its subsidiaries, or

•	any sale, lease, exchange or other disposition of assets (including the sale, lease, exchange or other disposition of the equity interests of one or more of VistaCare’s subsidiaries) that would result in a third party acquiring more than 15% of the fair market value on a consolidated basis of the total consolidated assets of VistaCare and its subsidiaries, taken as a whole, or to which more than 15% of the consolidated revenues and earnings of VistaCare and its subsidiaries, taken as a whole, are attributable, in any one transaction or in a series of transactions.

Parent and Purchaser have agreed, however, that prior to the Acceptance Date, in response to an unsolicited written Company Acquisition Proposal from a third party that did not result from or arise in connection with a breach of VistaCare’s non-solicitation obligations under the Merger Agreement and that the VistaCare Board (or any duly constituted committee of the VistaCare Board) believes in good faith to be bona fide and determines, in good faith, after consultation with its independent financial advisors and based on the advice of outside legal counsel, that such Company Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal (as defined below) from that third party, VistaCare may:

•	furnish information with respect to VistaCare and its subsidiaries to the person making such Company Acquisition Proposal; and

•	participate in discussions or negotiations with the person making such Company Acquisition Proposal regarding such Company Acquisition Proposal;

if the VistaCare Board (or any duly constituted committee of the VistaCare Board) concludes in good faith, after consultation with its outside financial advisors and based on the advice of outside legal counsel, that, as a result of such Company Acquisition Proposal, the failure to participate in such permitted action would be inconsistent with its fiduciary duties under applicable law.

VistaCare has agreed that it will not disclose any non-public information to any such person making a Company Acquisition Proposal without entering into a customary confidentiality agreement no less restrictive of and no more favorable to the other party than the confidentiality agreement between VistaCare and Parent with such person prior to such disclosure, and promptly providing Parent with a copy of such fully executed confidentiality agreement. VistaCare has also agreed to deliver written notice to Parent prior to or concurrently with taking any of the action set forth above with respect to a Company Acquisition Proposal.

Subject to the exception summarized in the following paragraph, VistaCare has also agreed that neither the VistaCare Board nor any committee thereof will directly or indirectly (i) amend, withdraw, modify, change, condition or qualify in any manner adverse to Parent or Purchaser, or publicly propose to withdraw or modify in any manner adverse to Parent or Purchaser, the recommendation that the stockholders of VistaCare accept the Offer, tender their Shares pursuant to the Offer and, if applicable approve and adopt the Merger Agreement and the Merger (the “VistaCare Recommendation”), (ii) approve or recommend or publicly propose to approve or recommend, any Company Acquisition Proposal, or (iii) take any other action or make any other public statement inconsistent with the VistaCare Recommendation.

If VistaCare receives a Superior Proposal that did not result from a breach of its non-solicitation obligations under the Merger Agreement, the VistaCare Board (or any duly constituted committee thereof) may withdraw, modify, change, condition or qualify the VistaCare Recommendation in a manner adverse to Parent and Purchaser (a “Recommendation Withdrawal”) if:

•	VistaCare has complied with its non-solicitation obligations under the Merger Agreement;

•	at least three (3) business days prior to such Recommendation Withdrawal, VistaCare has provided Parent with notice of such Superior Proposal (including the most current versions of the definitive agreement, all exhibits and other agreements ancillary thereto related to such Superior Proposal) and identifying the person making such Superior Proposal;

•	on or before the expiration of the third business day following actual receipt by Parent of notice of such Superior Proposal from VistaCare, Parent does not make a good faith written proposal (a “Matching Bid”) in response to such Superior Proposal, or following receipt of such Matching Bid, the VistaCare Board (or any duly constituted committee thereof) concludes in good faith, after consultation with its financial advisors and based on the advice of outside legal counsel and after taking into consideration the Matching Bid, that such Superior Proposal continues to be a Superior Proposal; and

•	the VistaCare Board (or any duly constituted committee thereof) determines in good faith, after consultation with its financial advisors and based on the advice of outside legal counsel, that the failure to effect a Recommendation Withdrawal in response to such Superior Proposal would be inconsistent with its fiduciary duties under applicable law.

If VistaCare receives a Superior Proposal that did not result from a breach of its non-solicitation obligations under the Merger Agreement, the VistaCare Board (or any duly constituted committee thereof) may cause VistaCare to terminate the Merger Agreement and concurrently with such termination enter into a definitive agreement providing for the transactions contemplated by such Superior Proposal only if:

•	VistaCare has complied with its non-solicitation obligations and the termination provisions under the Merger Agreement, including payment of the applicable termination fee (described in this Section 11 of this Offer to Purchase under the heading “— Termination”);

•	at least three (3) business days prior to such termination, VistaCare has provided Parent with notice of such Superior Proposal (including the most current versions of the definitive agreement, all exhibits and other agreements ancillary thereto related to such Superior Proposal), identifying the person making such Superior Proposal and stating that the VistaCare Board intends to cause VistaCare to exercise its right to terminate the Merger Agreement; and

•	on or before the expiration of the third business day following actual receipt by Parent of notice of such Superior Proposal from VistaCare, Parent does not make a Matching Bid in response to such Superior Proposal, or following receipt of such Matching Bid, the VistaCare Board (or any duly constituted committee thereof) concludes in good faith, after consultation with its financial advisors and based on the advice of outside legal counsel and after taking into consideration the Matching Bid, that such Superior Proposal continues to be a Superior Proposal.

“Superior Proposal” means any Company Acquisition Proposal (except that solely for purposes of the definition of “Superior Proposal” all references to 15% in the definition of “Company Acquisition Proposal” shall be deemed to be references to 50% and all references to VistaCare or any of its Subsidiaries in the second and third bullet point in the definition of “Company Acquisition Proposal” above shall be deemed references to VistaCare and its Subsidiaries, taken as a whole) that:

•	the VistaCare Board (or any duly constituted committee of the VistaCare Board) concludes in good faith, after consultation with its financial advisors and based on the advice of outside legal counsel, is on terms that are more favorable, from a financial point of view, to the stockholders of VistaCare than the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including any written proposal by Parent and Purchaser received by VistaCare to amend the terms of the Merger Agreement); and

•	is reasonably capable of being consummated, taking into account the availability and terms of any required financing for, and conditions to, such proposal.

VistaCare is required to promptly (and in any event within 24 hours) advise Purchaser and Parent orally and in writing in the event it receives a Company Acquisition Proposal and keep Parent and Purchaser reasonably informed as to the status and any material developments concerning such Company Acquisition Proposal, including prompt written notice to Parent of any determination by the VistaCare Board or any duly constituted committee of the VistaCare Board that a Superior Proposal has been made. In addition, VistaCare must:

•	notify Parent and Purchaser if it determines to begin providing information or to engage in discussions or negotiations concerning a Company Acquisition Proposal;

•	prior to providing any non-public information or entering into discussions or negotiations, VistaCare must promptly notify Parent of any such Company Acquisition Proposal received by, and such information requested from, and any such discussions or negotiations sought to be initiated or continued with VistaCare, indicating the material terms and conditions of Company Acquisition Proposal and the identity of the person making such Company Acquisition Proposal; and

•	promptly provide Parent with copies of any material non-public information concerning VistaCare or any of its subsidiaries that is provided to the person making the Company Acquisition Proposal that was not previously provided or made available to Parent, and copies of all documents and written communications relating to such Company Acquisition Proposal exchanged between VistaCare and the third party making such Company Acquisition Proposal.

VistaCare is required to keep Purchaser and Parent reasonably informed on a reasonably current basis of any material change to the terms of any such Company Acquisition Proposal or indication or inquiry.

The Merger Agreement does not prohibit us or VistaCare from making disclosures contemplated by securities laws.

Employee Benefits.  From the closing of the Merger until May 1, 2008, Parent must continue to sponsor, for the benefit of each current and former employee of VistaCare and its subsidiaries, other than such employees covered by collective bargaining agreements, VistaCare’s benefit plans which solely provide for medical and dental benefits. Upon the expiration of such transition period, VistaCare employees will then be entitled to participate in the benefit plans and arrangements sponsored or maintained by Parent to the extent such plans or arrangements are made available to similarly situated employees of Parent, subject to the terms and conditions of such plans. For purposes of eligibility to participate in such plans, each VistaCare employee will be credited with his or her years of service with VistaCare and its subsidiaries before the Effective Time. Parent will cause all pre-existing condition exclusions of any such plan to be waived for each VistaCare employee and his or her covered dependents unless such VistaCare employee, or dependent, as applicable, would not be entitled to coverage for the condition if the covered employee were employed by the Parent during the period for which credited service is applied. For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the 401(k) plan of the Surviving Corporation, each VistaCare employee will be credited with his or her years of service with VistaCare and its subsidiaries and their respective predecessors to the same extent as such Vista Care employee was entitled, before the Effective Time, to credit for such service under VistaCare’s 401(k) plan in which such VistaCare employee participated or was eligible to participate immediately prior to the Effective Time.

Indemnification and Insurance.  Purchaser and Parent have agreed that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees of VistaCare or its subsidiaries as provided in their respective certificates of incorporation or by-laws or other organizational documents or in any agreement will survive the Merger and continue in full force and effect. For a period of six (6) years from the closing date of the Merger (the “Closing Date”), VistaCare will maintain in effect the exculpation, indemnification and advancement of expenses provisions of VistaCare’s and any of its subsidiaries’ certificates of incorporation and by-laws or similar organization documents as in effect on the date of the Merger Agreement or in any indemnification agreements of VistaCare or its subsidiaries with any of their respective directors, officers or employees, and will not amend, repeal or otherwise modify any such provisions in any manner that would materially and adversely affect the rights thereunder of any individuals who at the Closing Date were current or former directors, officers or employees of VistaCare or any of its subsidiaries. Parent has agreed to cause VistaCare and its subsidiaries to honor the foregoing obligations following the Effective Time.

After the Closing Date, VistaCare will, to the fullest extent permitted under applicable law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director or officer of VistaCare or any of its subsidiaries (each, an “Indemnified Party”) against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened action, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Closing Date (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of VistaCare). However, VistaCare will not be liable for any settlement effected without either Parent’s or VistaCare’s prior written consent (which consent shall not be unreasonably withheld or delayed) and VistaCare will not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in any jurisdiction with respect to any single such claim, action, suit, proceeding or investigation, unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest that would make such joint representation inappropriate.

For a period of six (6) years from the Closing Date, VistaCare will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by VistaCare and its subsidiaries or provide substitute policies or purchase a “tail policy,” in either case of substantially the same coverage and amounts and containing terms and conditions that are not materially less advantageous in the aggregate than such policy with respect to matters arising on or before the Closing Date. However, after the Acceptance Date, VistaCare will not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 300% of the last annual premium paid by VistaCare prior to the date of the Merger Agreement in respect of such coverage, but in such case must purchase as much coverage as reasonably practicable for such amount. Further, if, after the Effective Time, VistaCare purchases a “tail policy” and the same coverage costs more than 300% of such last annual premium, VistaCare will purchase the maximum amount of coverage that can be obtained for 300% of such last annual premium.

If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision must be made so that the successor and assigns of Parent or the Surviving Corporation, as the case may be, assume the indemnification obligations described above.

Agreement to Take Further Action and to Use Reasonable Best Efforts.  Each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to do anything necessary, proper or advisable under applicable laws to consummate the Offer and to consummate and make effective the Merger. VistaCare has also agreed to use its reasonable best efforts to obtain necessary consents or waivers from third parties (although VistaCare is not required to pay any consideration or incur any liability in connection with obtaining such consents or waivers, other than de minimis amounts or if Purchaser and Parent have provided assurance of repayment), to defend any lawsuit challenging the Merger or the Merger Agreement, and to execute and deliver any additional documents necessary to complete the Merger.

The parties have agreed to use reasonable best efforts to cooperate and consult with each other in making any filings and notifications to any governmental entity, and have agreed to supply any governmental entity with requested information as promptly as practicable and to take, or cause to be taken all other actions proper or advisable to consummate and make effective the Merger and related transactions.

Parent and VistaCare have agreed to use their respective reasonable efforts to obtain prompt termination of any waiting period under the HSR Act and prompt termination of any other requisite waiting period under any applicable law, and have agreed not take any action that would reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the applicable waiting period under the HSR Act or any other applicable antitrust law. However, Purchaser, Parent and its other subsidiaries have no obligation to agree to the sale, divestiture or disposition of any material assets or businesses of Parent or its subsidiaries or controlled affiliates or of VistaCare or its subsidiaries, or otherwise take or commit to take any actions that after the Closing Date would limit the freedom of Parent or its subsidiaries’ (including VistaCare’s) or controlled affiliates’ freedom of action with respect to, or its ability to retain, one or more of its or its subsidiaries (including VistaCare’s) businesses, product lines, services or assets; nor is VistaCare or any of its subsidiaries required to consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order of a governmental entity to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of VistaCare or any of its affiliates, unless (but only if Parent grants its written consent in Parent’s sole and absolute discretion) such requirement, condition, understanding, agreement or order is binding on VistaCare only in the event that the closing of the transactions contemplated by the Merger Agreement occurs.

Financing.  VistaCare has agreed to use commercially reasonable efforts to provide all commercially reasonable cooperation reasonably requested by Parent in obtaining the financing necessary to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement (provided that such requested cooperation does not materially interfere with the ongoing operations of VistaCare and its subsidiaries).

Other Covenants and Agreements.  The Merger Agreement contains additional agreements among VistaCare, Purchaser and Parent relating to, among other things:

•	providing Parent access to VistaCare’s properties, contracts, commitments, books and records;

•	notifying each other of the occurrence of certain events;

•	the filing of documents with the SEC;

•	the consultation and mutual agreement of the parties prior to the issuance of press releases or public announcements pertaining to the Offer or the Merger (subject to limited exceptions);

•	actions necessary to exempt the transactions contemplated by the Merger Agreement from the effect of any takeover statutes;

•	the termination of VistaCare’s credit agreement and repayment of VistaCare’s funded indebtedness;

•	actions necessary to cause certain arrangements with VistaCare’s officers, directors or employees to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning as set forth in Rule 14d-10(d) of the Exchange Act, and to satisfy the safe harbor requirements thereunder;

•	transfer taxes;

•	the delisting of the Shares after the Effective Time; and

•	the opportunity of Parent to participate in the defense or settlement of stockholder litigation against VistaCare or its directors of officers relating to the transactions contemplated by the Offer and the Merger Agreement.

Conditions to the Merger.  The obligations of the parties to complete the Merger are subject to the satisfaction or waiver of the following mutual conditions:

•	unless the Merger is consummated pursuant to a Short-Form Merger, the Merger Agreement must have been adopted by stockholders holding a majority of the outstanding Shares;

•	the waiting period applicable to the Merger under the HSR Act must have terminated or expired, and no restrictive order or other requirements must have been placed on VistaCare, Parent, Purchaser or the Surviving Corporation in connection therewith;

•	no governmental entity shall have enacted, promulgated, issued or entered any law, injunction or legal restraint which remains in effect and that enjoins or otherwise prohibits consummation of the Merger; and

•	Purchaser must have accepted for purchase the Shares validly tendered and not properly withdrawn pursuant to the Offer.

Conditions to the Offer.  Parent is not required to accept for payment or pay for the Shares if, as of the Expiration Date:

•	the Minimum Condition has not been satisfied;

•	as of the expiration of the Offer, any applicable waiting periods under the HSR Act have not expired or been terminated or any restrictive order or other requirements have been placed on VistaCare, Parent, Purchaser or the Surviving Corporation of the Merger in connection with the HSR Act;

•	after January 15, 2008 and prior to the Acceptance Date, any of the following events has occurred and is continuing:

•	there is pending any law, proceeding, action, suit or litigation by any governmental entity that seeks to:

•	challenge the acquisition by Parent, Purchaser or any of their respective affiliates of Shares pursuant to the Offer,

•	restrain, prohibit or delay the making or consummation of the Offer or the Merger,

•	make the purchase of or payment for some or all of the Shares pursuant to the Offer or the Merger illegal,

•	impose material limitations on the ability of Parent, Purchaser, VistaCare or any of their respective affiliates to acquire or hold, or to require Parent, Purchaser, VistaCare or any of their respective affiliates to dispose of or hold separate, any material portion of their assets or business,

•	impose material limitations on the ability of Parent, Purchaser, VistaCare or any of their respective affiliates to continue to conduct, own or operate, as conducted, owned or operated prior to January 15, 2008, all or any material portion of their businesses or assets,

•	impose or result in material limitations on the ability of Parent, Purchaser or any of their respective affiliates to exercise full rights of ownership of the Shares purchased by them, including the right to vote the Shares purchased by them on any or all matters properly presented to the stockholders of VistaCare, or

•	prohibit or restrict in a material manner the financing of any of the transactions contemplated by the Merger Agreement;

•	the Merger Agreement has been terminated by VistaCare, Purchaser or Parent in accordance with its terms;

•	any of the representations and warranties of VistaCare set forth in the Merger Agreement relating to capitalization, rights to acquire capital stock, the Rights Agreement, certain approval rights relating to the Merger or the required vote of the holders of capital stock of VistaCare is not true and correct in all respects (except, in the case of the representations and warranties relating to capitalization and rights to acquire capital stock, to the extent that the value of any inaccuracies thereof do not individually or in the aggregate exceed $500,000 as determined utilizing the Offer Price), in each case at and as of January 15, 2008 and at and as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such date);

•	any of the representations and warranties of VistaCare set forth in the Merger Agreement (other than the representations and warranties described in the preceding bullet point) is not true and correct in each case at and as of January 15, 2008 and at and as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect;

•	VistaCare has failed to perform in all material respects (provided that any obligation the performance of which is subject to materiality, Company Material Adverse Effect or similar qualification will not be so qualified for purposes of determining the existence of any nonperformance thereof) any obligation or has failed to comply in all material respects with any covenant or agreement required by the Merger Agreement to be performed or complied with by VistaCare prior to the expiration of the Offer and such failure to perform has not been cured prior to the expiration of the Offer;

•	there has occurred any fact, condition, circumstance, event, change, effect or occurrence which has had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect;

•	VistaCare has failed to deliver a certificate to Parent immediately prior to the date on which Purchaser accepts validly tendered Shares for payment, signed by VistaCare’s Chief Executive Officer or Chief Financial Officer certifying, solely in his capacity as an officer of VistaCare without personal liability, to the effect that the conditions regarding the accuracy of VistaCare’s representations and warranties and the performance by VistaCare of its obligations under the Merger Agreement have been satisfied, and also that no Company Material Adverse Effect has occurred; or

•	VistaCare has failed to comply with its obligations to grant to Parent and Purchaser an option to acquire shares of class A common stock that, when added to the shares of class A common stock owned by Parent and Purchaser, constitutes one share more than 90% of the number of shares of class A common stock that will be outstanding immediately after such issuance.

Termination.  The Merger Agreement may be terminated by either Parent or VistaCare, and the Offer or the Merger may be abandoned at any time prior to the Effective Time, if:

•	Parent and VistaCare agree;

•	the Acceptance Date has not occurred by the End Date, except that this termination right will not be available to a party if the failure to fulfill any of its obligations under the Merger Agreement or any Stockholder Agreement primarily results in, or is the principal cause of, the failure of the Acceptance Date to have occurred on or prior to the End Date;

•	any law, judgment, ruling, order, writ, injunction, decree or agency requirement is in effect that permanently enjoins or otherwise prohibits the consummation of the Offer or the Merger and has become final and non-appealable, except that, in the case of any law, judgment, ruling, order, writ, injunction, decree or agency requirement, the party seeking to terminate the Merger Agreement must have used its reasonable best efforts to have such law, judgment, ruling, order, writ, injunction, decree or agency requirement lifted prior to it having become final and non-appealable to the extent required by the Merger Agreement; or

•	at any time after April 14, 2008, if, as of the then most recent Expiration Date occurring on or after April 14, 2008, all of the Tender Offer Conditions (other than the Minimum Condition) were satisfied (or capable of being satisfied) for at least two (2) consecutive business days prior to such Expiration Date, and as of the expiration time on such Expiration Date, the Minimum Condition is not satisfied, except that this termination right will not be available to a party if such party’s failure to fulfill any of its obligations under the Merger Agreement or any Stockholder Agreement primarily results in, or is the principal cause of, the failure of the Minimum Condition to be satisfied;

The Merger Agreement may be terminated by Parent, and the Offer or the Merger may be abandoned at any time prior to the Effective Time:

•	if VistaCare breaches or fails to perform any of its non-solicitation covenants or other agreements in the Merger Agreement, other than an immaterial, technical breach of any covenant or other agreement in connection therewith that would not hinder or delay the Offer or the Merger or any other transactions contemplated by the Merger Agreement, except that Parent and Purchaser must not be in material breach of their obligations under the Merger Agreement;

•	if VistaCare breaches or fails to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement (other than VistaCare’s non-solicitation covenants or other agreements), which breach or failure to perform:

•	would result in a failure of any Tender Offer Condition or condition to the Merger to be satisfied or the failure of the Acceptance Date or the closing of the Merger to occur; and

•	is either incurable or, if curable, is not cured by VistaCare by the earlier of the End Date or the tenth day following receipt of notice of such breach or failure to perform;

except that Parent and Purchaser must not be in material breach of their obligations under the Merger Agreement;

•	if the VistaCare Board or any committee thereof:

•	fails to make the VistaCare Recommendation in this Offer to Purchase, VistaCare’s Schedule 14d-9 or, if applicable, the proxy statement related to the special meeting of VistaCare’s stockholders or resolves to do any of the foregoing;

•	effects a Recommendation Withdrawal, or resolves or publicly proposes to effect a Recommendation Withdrawal;

•	approves, endorses or recommends (or resolves or publicly proposes to approve, endorse or recommend) any Company Acquisition Proposal;

•	fails to reaffirm the VistaCare Recommendation on or before the tenth business day following the date on which a Company Acquisition Proposal has been publicly announced (with VistaCare taking a neutral position or no position with respect to any Company Acquisition Proposal being considered a failure to reaffirm the VistaCare Recommendation); or

•	does not reaffirm the VistaCare Recommendation within three (3) business days following the date on which Parent requests such reaffirmation in writing;

•	if, since January 15, 2008, the date of the Merger Agreement, and prior to the purchase of Shares in the Offer, a Company Material Adverse Effect has occurred that has not been or cannot be cured by the End Date; or

•	if there has been any breach of the representation or warranty (when made on or at the time of termination as if made on such date of termination, except to the extent that it relates to a particular date) regarding VistaCare’s capitalization unless the value of such breaches does not individually or in the aggregate exceed $500,000 as determined utilizing the Offer Price.

The Merger Agreement may be terminated by VistaCare, and the Offer or the Merger may be abandoned at any time prior to the Effective Time:

•	if Parent or Purchaser breaches or fails to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform:

•	would give rise to a Parent Material Adverse Effect or would result in a failure of a Tender Offer Condition or condition to the Merger to be satisfied or the failure of the Acceptance Date or the closing of the Merger to occur; and

•	is either incurable or, if curable, is not cured by Parent or Purchaser by the earlier of the End Date or the tenth day following receipt of notice of such breach or failure to perform;

except that VistaCare must not be in material breach of its obligations under the Merger Agreement;

•	if at any time prior to the Acceptance Date in order to enter into a transaction that constitutes a Superior Proposal after complying with VistaCare’s obligations under the Merger Agreement that are described in this Section 11 of this Offer to Purchase under the heading “— No Solicitation of Transactions”, except that VistaCare’s termination of the Merger Agreement will not be effective until VistaCare has paid the Termination Fee (as defined below in this Offer to Purchase) to Parent; or

•	if prior to the Acceptance Date (i) Purchaser terminates the Offer in material violation of the terms of the Merger Agreement or fails to extend the Offer to the extent required by the Merger Agreement (in either case, other than in connection with a valid termination of the Merger Agreement); or (ii) at any Expiration Date Purchaser fails to accept for payment and pay for Shares validly tendered and not properly withdrawn in the Offer in material violation of the terms of the Offer.

Termination Fees and Expenses.  VistaCare must pay to Parent a termination fee of $4,413,500 (the “Termination Fee”) (less any previously paid expense reimbursements to Parent or Purchaser as described below), if:

•	(i) after the date of the Merger Agreement a Company Acquisition Proposal, substituting 30% for the 15% threshold in the definition of Company Acquisition Proposal (such proposal, a “Qualifying Transaction”), is publicly announced, publicly proposed or publicly disclosed or consummated, or has been communicated to senior officers of VistaCare or the VistaCare Board and VistaCare has breached any of its covenants or other agreements under Sections 1.2, 6.4 or 6.6 of the Merger Agreement and/or the senior officers of VistaCare or the VistaCare Board (or any committee thereof) has failed to keep such Qualifying Transaction (including the fact that such Company Acquisition Proposal was made, the terms thereof and the identity of the person making such Company Acquisition Proposal) confidential, in each case, prior to the date of termination of the Merger Agreement; (ii) the Merger Agreement is terminated (A) by Parent upon a breach by VistaCare causing the failure to satisfy a condition to Purchaser’s obligation to complete the Merger or Offer; (B) by either Parent or VistaCare because the Acceptance Date has not occurred by the End Date; or (C) by either Parent or VistaCare if, as of the then most recent Expiration Date occurring on or after April 14, 2008, all of the Tender Offer Conditions (other than the Minimum Condition) were satisfied (or capable of being satisfied) for at least two (2) consecutive business days prior to such Expiration Date; and (iii) VistaCare enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any proposal regarding a Qualifying Transaction within 275 days after the date the Merger Agreement is terminated;

•	the Merger Agreement is terminated by VistaCare in order to enter into a transaction that constitutes a Superior Proposal; or

•	the Merger Agreement is terminated by Parent because the VistaCare Board (or any duly authorized committee of the VistaCare Board) either

•	fails to make the VistaCare Recommendation in this Offer to Purchase, VistaCare’s Schedule 14d-9 or, if applicable, the proxy statement related to the special meeting of VistaCare’s stockholders or resolves to do any of the foregoing;

•	effects a Recommendation Withdrawal, or resolves or publicly proposes to effect a Recommendation Withdrawal;

•	approves, endorses or recommends (or publicly proposes to approve, endorse or recommend) any Company Acquisition Proposal;

•	fails to reaffirm the VistaCare Recommendation on or before the tenth business day following the date on which a Company Acquisition Proposal has been publicly announced (with VistaCare taking a neutral position or no position with respect to any Company Acquisition Proposal being considered a failure to reaffirm the VistaCare Recommendation); or

•	does not reaffirm the VistaCare Recommendation within three (3) business days following the date on which Parent requests such reaffirmation in writing.

Reimbursement of Purchaser’s Fees and Expenses.  VistaCare must reimburse Parent for all of its and Purchaser’s reasonable out-of-pocket documented expenses incurred on their behalf in connection with or related to the Merger Agreement and all other matters related to the Merger, including their financing, subject to a maximum expense reimbursement limitation of $1,471,000, in the aggregate, in the event that:

•	the Merger Agreement is terminated by Parent because the Acceptance Date has not occurred by the End Date, and at the time of such termination by Parent, VistaCare did not have the right to terminate the Merger Agreement pursuant to such provision primarily due to VistaCare’s willful or intentional breach of any of VistaCare’s representations or warranties contained in the Merger Agreement and/or VistaCare’s failure to perform any of VistaCare’s covenants or other agreements contained in the Merger Agreement;

•	the Merger Agreement is terminated by Parent because VistaCare willfully or intentionally breaches or fails to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement; or

•	the Merger Agreement is terminated by Parent because VistaCare breaches any of its representations or warranties regarding VistaCare’s capitalization.

Reimbursement of VistaCare’s Fees and Expenses.  Purchaser must reimburse VistaCare for all of its reasonable out-of-pocket documented expenses incurred on their behalf in connection with or related to the Merger Agreement and all other matters related to the Merger, subject to a maximum expense reimbursement limitation of $1,471,000, in the aggregate, in the event that:

•	the Merger Agreement is terminated by VistaCare because the Acceptance Date has not occurred by the End Date, and at the time of such termination by VistaCare, Parent did not have the right to terminate the Merger Agreement pursuant to such provision primarily due to Parent’s or Purchaser’s willful or intentional breach of any of Parent’s or Purchaser’s representations or warranties contained in the Merger Agreement and/or Parent’s or Purchaser’s failure to perform any of Parent’s or Purchaser’s covenants or other agreements contained in the Merger Agreement); or

•	the Merger Agreement is terminated by VistaCare because Parent or Purchaser willfully or intentionally breaches or fails to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement.

Liability or Damages for Willful or Intentional Breach or Fraud.  No termination of the Merger Agreement will relieve any party from any liability or damages for willful or intentional breach of the Merger Agreement or fraud, in which case the aggrieved party to the Merger Agreement will be entitled to all rights and remedies available at law or in equity, other than specific performance, including the right to receive the Termination Fee and expense reimbursements under the circumstances previously described in this Offer to Purchase.

Specific Performance.  Prior to (but not after) the termination of the Merger Agreement, the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

Amendment and Waiver.  The Merger Agreement may be amended by a written agreement signed by VistaCare, Purchaser and Parent at any time prior to the Effective Time. No amendment that requires further approval of VistaCare’s stockholders will be made without obtaining that approval.

Stockholder Agreements.  Parent and Purchaser entered into separate Stockholder Agreements, each dated as of January 15, 2008 (the “Stockholder Agreements”), with VistaCare’s directors and executive officers (the “D&O Stockholders”), who beneficially owned 1,047,576 Shares (the “Subject Shares”) in the aggregate on the date of the Merger Agreement, representing approximately 5.9% of the outstanding Shares. Of the 1,047,576 Subject Shares, 804,467 are options to purchase shares of class A common stock (the “Options”) which are vested (or will vest within 60 days of January 15, 2008). Excluding the 594,333 Subject Shares that are Options with an exercise price in excess of $8.60 per share, the remaining Subject Shares beneficially owned by the D&O Stockholders constitute approximately 2.6% of the outstanding Shares. Under the Stockholder Agreements, each D&O Stockholder agrees, among other things, to tender his or her Shares in the Offer and to vote his or her Shares as set forth below.

Each D&O Stockholder has agreed, among other things, with respect to all Shares beneficially owned by him or her, to tender such Shares in the Offer, no later than the third business day following the commencement of the Offer, and not to withdraw such tender unless the Stockholder Agreement has been terminated in accordance with its terms. In addition, in the event that (i) less than a majority of all outstanding Shares on a fully diluted basis are tendered in the Offer, (ii) Purchaser notifies the D&O Stockholders that but for this fact Purchaser is prepared to close the Offer, and (iii) the tender by the D&O Stockholders of the Shares underlying the outstanding Options would result in a majority of all outstanding Shares on a fully diluted basis being tendered in the Offer, then each D&O Stockholder has agreed that on the request of Purchaser he or she will exercise all Options beneficially owned by him or her, the exercise price of which is then equal to or less than $8.60 and immediately tender the Shares received upon such exercise into the Offer.

Each D&O Stockholder has agreed, at every meeting of VistaCare’s stockholders, to vote the Subject Shares (to the extent not already purchased in the Offer) in favor of the Merger Agreement and the transactions contemplated therein and against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of VistaCare under the Merger Agreement. Additionally, each D&O Stockholder has agreed not to exercise any dissenter’s rights in respect of his or her Subject Shares which may arise with respect to the Merger.

Appraisal Rights.  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, VistaCare’s stockholders would have rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment of the Shares.

The value so determined could be more or less than the Offer Price pursuant to the Offer or the consideration per Share to be paid in the Merger. If any stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to the Purchaser of a written withdrawal of his or her demand for appraisal.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Failure to follow the steps required by the DGCL for perfecting appraisal rights may result in the loss of such rights. VistaCare stockholders who tender shares in the Offer will not have appraisal rights.

Going Private Transactions.  The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer.

12.	SOURCE AND AMOUNT OF FUNDS.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer or the Merger. Parent and Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and consummate the Merger is approximately $153 million, including related transaction fees and expenses. Parent will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause Purchaser to have sufficient funds available to consummate such transactions. Parent expects to obtain the necessary funds from existing cash balances and borrowings under modifications to its existing credit facility, which is being modified in connection with the transactions (the “Modified Credit Facility”). The Modified Credit Facility has been committed to by General Electric Capital Corporation (“GECC”), the agent and sole lender under the existing credit facility, and the term loan portion of the Modified Credit Facility is expected to be drawn in one or two advances in the approximate total amount of $120 million to fund the purchase of Shares pursuant to the Offer and consummate the Merger, and to pay fees and expenses in connection with the Offer and the Merger. The Modified Credit Facility will also be available to provide for capital expenditures, acquisitions, investments, ongoing working capital requirements and funding for general corporate purposes of Parent and its affiliates.

The following summary of the Modified Credit Facility is qualified in its entirety by reference to the debt commitment letter described below, a copy of which is filed as an exhibit to the Schedule TO and is incorporated by reference herein. You are urged to read the debt commitment letter in its entirety for a more complete description of the provisions summarized below.

Existing Credit Facility.  On May 24, 2007, certain subsidiaries of Parent (collectively, the “Borrower”) entered into an amended and restated credit agreement with GECC that provides for a $40.0 million revolving line of credit, with one $10.0 million increase option. Borrowings outstanding under the revolving line of credit bear interest at Borrower’s option either at (a) an “applicable margin” above LIBOR or (b) an “applicable margin” above an index rate based on the higher of (i) the prime rate or (ii) fifty (50) basis points over the federal funds rate. Currently, the applicable margin for LIBOR loans is 1.00% and for index rate loans is 0.00%, but may increase up to 1.75% for LIBOR loans and up to 0.75% for index rate loans, based on Borrower’s leverage ratio. The scheduled expiration date of the revolving line of credit is May 24, 2009. The revolving line of credit has an unused facility fee of 0.25% per annum. No amounts were drawn on the revolving line of credit as of December 31, 2007.

Modified Credit Facility.  The Modified Credit Facility is expected to be a $150 million facility consisting of a $30 million senior secured revolving credit facility and a $120 million senior secured term loan. Borrowings under the Modified Credit Facility will bear interest at the option of the Subsidiaries of Parent that will be borrowers thereunder (collectively, the “New Borrower”) at an initial rate expected to be either (a) LIBOR plus 3.0% or (b) 2.0% over the higher of (i) the prime rate or (ii) fifty (50) basis points over the federal funds rate. The initial rate may thereafter be modified on a quarterly basis depending on New Borrower’s then-existing leverage ratio. In addition, New Borrower will be required to pay a facility fee on the unused balance of the revolving credit facility and a facility fee on any undrawn amount of the term loan.

The senior secured term loan will have a term of six (6) years and will be repayable in quarterly installments. The senior secured revolving credit facility will have a term of five (5) years. The Modified Credit Facility will contain various conditions to borrowing, and affirmative, negative and financial maintenance covenants. The Modified Credit Facility will also contain various events of default, the occurrence of which could result in a termination by the lenders and the acceleration of all obligations under the facility. These events of default are expected to include, without limitation: (i) payment defaults, (ii) breaches of covenants under the facility (certain of which breaches do not have any grace period), (iii) cross-defaults to certain of New Borrower’s other obligations and (iv) a change of control of Odyssey.

Purchaser does not believe that its financial condition is relevant to the decision of VistaCare’s stockholders whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares and solely for cash;

•	Purchaser, through its ultimate parent company, Odyssey, will have sufficient funds, lines of credit or other sources of funding immediately available to purchase all Shares validly tendered in the Offer and not properly withdrawn;

•	the Offer is not subject to any financing condition; and

•	if Purchaser consummates the Offer, it expects to acquire any remaining Shares in the Merger for the same cash per Share paid in the Offer for validly tendered Shares.

13.	DIVIDENDS AND DISTRIBUTIONS.

The Merger Agreement provides that, between the date of the Merger Agreement and the date on which a majority of VistaCare’s directors are designees of Parent or Purchaser, without the prior written consent of Parent, VistaCare may not make, declare, set aside or pay any dividend or distribution in respect of any of its capital stock.

14.	CERTAIN CONDITIONS TO THE OFFER.

Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Parent’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may, to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment of any tendered Shares if, as of the Expiration Date:

•	a number of Shares has not been validly tendered and not properly withdrawn prior to the expiration of the Offer which, when taken together with the Shares, if any, owned by Parent, Purchaser or any of their affiliates, represents at least a majority of the total number of Shares outstanding on a “fully diluted basis” (which assumes conversion or exercise of all options to purchase Shares and other securities convertible into or exercisable or exchangeable for Shares) (the “Minimum Condition”);

•	as of the expiration of the Offer, any applicable waiting periods under the HSR Act have not expired or been terminated or any restrictive order or other requirements have been placed on VistaCare, Parent, Purchaser or the Surviving Corporation of the Merger in connection with the HSR Act;

•	after January 15, 2008 and prior to the Acceptance Date, any of the following events has occurred and is continuing:

•	there is pending any law, proceeding, action, suit or litigation by any governmental entity that seeks to:

•	challenge the acquisition by Parent, Purchaser or any of their respective affiliates of Shares pursuant to the Offer,

•	restrain, prohibit or delay the making or consummation of the Offer or the Merger,

•	make the purchase of or payment for some or all of the Shares pursuant to the Offer or the Merger illegal,

•	impose material limitations on the ability of Parent, Purchaser, VistaCare or any of their respective affiliates to acquire or hold, or to require Parent, Purchaser, VistaCare or any of their respective affiliates to dispose of or hold separate, any material portion of their assets or business,

•	impose material limitations on the ability of Parent, Purchaser, VistaCare or any of their respective affiliates to continue to conduct, own or operate, as conducted, owned or operated prior to January 15, 2008, all or any material portion of their businesses or assets,

•	impose or result in material limitations on the ability of Parent, Purchaser or any of their respective affiliates to exercise full rights of ownership of the Shares purchased by them, including the right to vote the Shares purchased by them on any or all matters properly presented to the stockholders of VistaCare, or

•	prohibit or restrict in a material manner the financing of any of the transactions contemplated by the Merger Agreement;

•	the Merger Agreement has been terminated by VistaCare, Purchaser or Parent in accordance with its terms;

•	any of the representations and warranties of VistaCare set forth in the Merger Agreement relating to capitalization, rights to acquire capital stock, the Rights Agreement, certain approval rights relating to the Merger or the required vote of the holders of capital stock of VistaCare is not true and correct in all respects (except, in the case of the representations and warranties relating to capitalization and rights to acquire capital stock, to the extent that the value of any inaccuracies thereof do not individually or in the aggregate exceed $500,000 as determined utilizing the Offer Price), in each case at and as of January 15, 2008 and at and as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such date);

•	any of the representations and warranties of VistaCare set forth in the Merger Agreement (other than the representations and warranties described in the preceding bullet point) is not true and correct in each case at and as of January 15, 2008 and at and as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement and Section 11 of this Offer to Purchase);

•	VistaCare has failed to perform in all material respects (provided that any obligation the performance of which is subject to materiality, Company Material Adverse Effect or similar qualification will not be so qualified for purposes of determining the existence of any nonperformance thereof) any obligation or has failed to comply in all material respects with any covenant or agreement required by the Merger Agreement to be performed or complied with by VistaCare prior to the expiration of the Offer and such failure to perform has not been cured prior to the expiration of the Offer;

•	there has occurred any fact, condition, circumstance, event, change, effect or occurrence which has had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect;

•	VistaCare has failed to deliver a certificate to Parent immediately prior to the date on which Purchaser accepts validly tendered Shares for payment, signed by VistaCare’s Chief Executive Officer or Chief Financial Officer certifying, solely in his capacity as an officer of VistaCare without personal liability, to the effect that the conditions regarding the accuracy of VistaCare’s representations and warranties and the performance by VistaCare of its obligations under the Merger Agreement have been satisfied, and also that no Company Material Adverse Effect has occurred; or

•	VistaCare has failed to comply with its obligations to grant to Parent and Purchaser an option to acquire shares of class A common stock that, when added to the shares of class A common stock owned by Parent and Purchaser, constitutes one share more than 90% of the number of shares of class A common stock that will be outstanding immediately after such issuance.

Subject to the limitations contained in the Merger Agreement, the foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances (other than any such circumstances caused by any action or inaction by Parent or Purchaser in breach of the Merger Agreement) giving rise to any such conditions and may be waived by Parent or Purchaser in whole or in part at any time and from time to time, in each case except for the Minimum Condition, in the sole discretion of Parent or Purchaser, in each case, subject to the terms of the Merger Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights is not a waiver of any right and each such right is an ongoing right which may be asserted at any time and from time to time.

15.	CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS.

General.  Except as otherwise set forth in this Offer to Purchase, Parent and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of VistaCare and which might be adversely affected by the acquisition of Shares by Purchaser or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Parent pursuant to the Offer. In addition, except as set forth below, Parent and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Parent’s and Purchaser’s acquisition or ownership of the Shares.

Antitrust Compliance.  Under the HSR Act and the rules and regulations promulgated thereunder, the Merger may not be completed until the expiration of the applicable waiting period following the filing of notification and report forms with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) by VistaCare and Purchaser. The initial waiting period for this transaction is fifteen (15) days after the HSR filing is made by Purchaser and it will expire automatically at the end of that time as long as the HSR filing has not been withdrawn, unless a request for additional information and documentary material is received from the FTC or the Antitrust Division or unless early termination of the waiting period is granted prior to the end of the fifteen (15) day period. The parties filed their respective notification and report forms with the FTC and the Antitrust Division under the Hart-Scott-Rodino Act on January 18, 2008.

State Takeover Laws.  A number of states (including Delaware, where VistaCare is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire fifteen percent (15%) or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The VistaCare Board has irrevocably taken all necessary steps (to the extent of the VistaCare Board’s power and authority and to the extent permitted by law) to render the restrictions of Section 203 of the DGCL and any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations (collectively, “Takeover Laws”) of any jurisdiction inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

Purchaser reserves the right to challenge the validity or applicability of any Takeover Laws allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more Takeover Laws apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

16.	CERTAIN FEES AND EXPENSES.

D. F. King has been retained by Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners. Customary compensation will be paid for all such services in addition to reimbursement of reasonable out-of-pocket expenses. Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses, including liabilities under the federal securities laws.

Computershare Trust Company, N.A. has been retained by Purchaser as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

17.	MISCELLANEOUS.

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of the Shares (excluding Shares beneficially owned by Parent or Purchaser). This Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations promulgated under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the same places and in the same manner as set forth in Section 8.

Schedule I

INFORMATION CONCERNING MEMBERS OF THE BOARD OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF PARENT AND PURCHASER AND CONTROL PERSONS

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of the directors and officers of Odyssey, Parent and Purchaser. The business address of each person listed below is 717 North Harwood, Suite 1500, Dallas, Texas 75201 and their telephone number is (214) 922-9711.

None of the persons listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All persons listed below are citizens of the United States.

Name	Present Principal Occupation or Employment and Five-Year Employment History

Directors of Odyssey HealthCare, Inc. and Odyssey HealthCare Holding Company
Paul J. Feldstein	Professor and Robert Gumbiner Chair in Healthcare Management at the Paul Merage School of Business at the University of California, Irvine. Professor Feldstein has served as a director of Odyssey since May 2002. Professor Feldstein has taught at the University of California, Irvine since July 1987. During several leaves from the University, Professor Feldstein has worked at the Office of Management and Budget, Social Security Administration and the World Health Organization.
Robert A. Lefton	President and Chief Executive Officer of Odyssey HealthCare, Inc. Mr. Lefton has served as Odyssey’s President, Chief Executive Officer and a director since October 2005. Prior to joining Odyssey, Mr. Lefton served as Vice President of Select Medical Corporation, a leading operator of specialty hospitals and outpatient rehabilitation clinics in the United States, from January 2005 until October 2005. Mr. Lefton co-founded and served as President and Chief Executive Officer of SemperCare, Inc., an operator of long-term acute care hospitals, from March 1999 until its purchase by Select Medical Corporation in January 2005.
Shawn S. Schabel	President and Chief Operating Officer of Lincare Holdings, Inc., a national provider of oxygen and other respiratory therapy services. Mr. Schabel has served as a director of Odyssey since July 2003. Mr. Schabel has served in numerous management positions with Lincare since joining the company in 1989. In April 2003, he was promoted to President of Lincare.
John K. Carlyle	Chief Executive Officer of Accuro Healthcare Solutions, Inc., a technology and business services company providing solutions to the healthcare provider marketplace. Mr. Carlyle has served as a director of Odyssey since November 2001. Mr. Carlyle has served as the Chief Executive Officer of Accuro Healthcare Solutions, Inc. since its founding in 2004. From 2001 to 2004, Mr. Carlyle served on various boards of directors. Mr. Carlyle served as the Chief Executive Officer of Magella Healthcare Corporation, a provider of neonatal and perinatal physician services, from 1997 until its merger with Pediatrix Medical Group, Inc. in May 2001. He currently serves on the Board of Directors of Concentra Inc.

Name	Present Principal Occupation or Employment and Five-Year Employment History

David W. Cross	Senior Vice President and Chief Development Officer of Select Medical Corporation, a leading operator of specialty hospitals and outpatient rehabilitation clinics in the United States. Mr. Cross has served as a director of Odyssey since February 1996. Mr. Cross has served as Senior Vice President and Chief Development Officer for Select Medical Corporation since January 1999.
David L. Steffy	Private investor. Mr. Steffy has served as a director of Odyssey since February 1996. Mr. Steffy currently serves on the Board of Governors of the National Hospice Foundation.
Richard R. Burnham	Chairman of the Board of Directors of Odyssey HealthCare, Inc. Mr. Burnham co-founded Odyssey HealthCare, Inc. in 1995 and has served as Chairman of the Board and as a director of Odyssey since that time. Mr. Burnham served as President of Odyssey from August 1995 to December 2001 and from October 2004 to October 2005, and as Odyssey’s Chief Executive Officer from August 1995 to January 2004 and from October 2004 to October 2005.
James E. Buncher	Chief Executive Officer of Safeguard Health Enterprises, Inc., a dental and vision benefits company. Mr. Buncher has served as a director of Odyssey since December 2006. Mr. Buncher has served as the Chief Executive Officer and a member of the Board of Directors of Safeguard Health Enterprises, Inc. since March 2000. Mr. Buncher has also served as the Chairman of the Board of Safeguard Health Enterprises, Inc. since May 2004 and before that was Safeguard’s President from March 2000 to April 2004.
Robert A. Ortenzio	Chief Executive Officer of Select Medical Corporation, a leading operator of specialty hospitals and outpatient rehabilitation clinics in the United States. Mr. Ortenzio has served as a director of Odyssey since July 2006. Mr. Ortenzio has served as the Chief Executive Officer of Select Medical Corporation and as a member of its Board of Directors since September 2001.
Executive Officers of Odyssey HealthCare, Inc. and Odyssey HealthCare Holding Company (who are not directors)
R. Dirk Allison	Senior Vice President, Chief Financial Officer, Assistant Secretary and Treasurer of Odyssey HealthCare, Inc. Mr. Allison joined Odyssey in October 2006. From July 2006 until October 2006, Mr. Allison served as Executive Vice President and Chief Financial Officer of Omniflight, Inc., an operator of aviation support services to the healthcare industry. Mr. Allison served as Executive Vice President and Chief Financial Officer of Ardent Health Services LLC, an operator of acute care and behavioral care hospitals, from December 2003 until June 2006. From October 1999 until November 2003, Mr. Allison served as Executive Vice President, Chief Financial Officer and Treasurer of Renal Care Group, Inc., an operator of dialysis centers.
Craig P. Goguen	Senior Vice President and Chief Operating Officer of Odyssey HealthCare, Inc. Mr. Goguen joined Odyssey as Senior Vice President and Chief Operating Officer on August 20, 2007. Mr. Goguen served as a Division Vice President of DaVita Inc., a national provider of renal dialysis services, from 2000 to August 2007. Prior to serving as a Division Vice President, Mr. Goguen served as a Director of Operation and Business Development for DaVita from 1997 to 2000.
Brenda A. Belger	Senior Vice President, Human Resources of Odyssey HealthCare, Inc. Ms. Belger joined Odyssey as Vice President — Human Resources in April 1997 and was promoted to Senior Vice President, Human Resources in December 2001.

Name	Present Principal Occupation or Employment and Five-Year Employment History

Kathleen A. Ventre	Senior Vice President, Clinical and Regulatory Affairs of Odyssey HealthCare, Inc. Ms. Ventre joined Odyssey as Regional Clinical Director in May 1998 and was promoted to Vice President, Clinical and Regulatory Affairs in December 1999 and to Senior Vice President, Clinical and Regulatory Affairs in December 2001.
W. Bradley Bickham	Senior Vice President, Secretary and General Counsel of Odyssey HealthCare, Inc. Mr. Bickham joined Odyssey as Vice President and General Counsel in June 2003 and was appointed Secretary in January 2004. Mr. Bickham was promoted to Senior Vice President on February 28, 2007. Mr. Bickham was an attorney with the law firm of Vinson & Elkins L.L.P. from June 1998 until May 2003.
Directors of OHC Investment, Inc.
Robert A. Lefton	President and Chief Executive Officer of Odyssey HealthCare, Inc. Mr. Lefton has served as Odyssey’s President, Chief Executive Officer and a director since October 2005. Prior to joining Odyssey, Mr. Lefton served as Vice President of Select Medical Corporation, a leading operator of specialty hospitals and outpatient rehabilitation clinics in the United States, from January 2005 until October 2005. Mr. Lefton co-founded and served as President and Chief Executive Officer of SemperCare, Inc., an operator of long-term acute care hospitals, from March 1999 until its purchase by Select Medical Corporation in January 2005.
R. Dirk Allison	Senior Vice President, Chief Financial Officer, Assistant Secretary and Treasurer of Odyssey HealthCare, Inc. Mr. Allison joined Odyssey in October 2006. From July 2006 until October 2006, Mr. Allison served as Executive Vice President and Chief Financial Officer of Omniflight, Inc., an operator of aviation support services to the healthcare industry. Mr. Allison served as Executive Vice President and Chief Financial Officer of Ardent Health Services LLC, an operator of acute care and behavioral care hospitals, from December 2003 until June 2006. From October 1999 until November 2003, Mr. Allison served as Executive Vice President, Chief Financial Officer and Treasurer of Renal Care Group, Inc., an operator of dialysis centers.
W. Bradley Bickham	Senior Vice President, Secretary and General Counsel of Odyssey HealthCare, Inc. Mr. Bickham joined Odyssey as Vice President and General Counsel in June 2003 and was appointed Secretary in January 2004. Mr. Bickham was promoted to Senior Vice President on February 28, 2007. Mr. Bickham was an attorney with the law firm of Vinson & Elkins L.L.P. from June 1998 until May 2003.
Executive Officers of OHC Investment, Inc. (who are not directors)
N/A

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, the certificates evidencing Shares and any other required documents should be sent or delivered by each VistaCare stockholder or the VistaCare stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Computershare Trust Services, N.A.

Facsimile for Eligible Institutions:	By Mail:	By Overnight Courier:

(303) 262-0609	Computershare Trust Company, N.A. P. O. Box 1596 Denver, CO 80201-1596 Attn: Corporate Actions	Computershare Trust Company, N.A. 350 Indiana Street, Suite 800 Golden, CO 80401 Attn: Corporate Actions

Confirm by Telephone:

(303) 262-0600

Stockholders may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. Stockholders may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished to you promptly at OHC Investment, Inc.’s expense. Stockholders may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005

Banks and Brokerage Firms, Please Call:
(212) 269-5550

Stockholders and All Others Call:
(800) 431-9645